    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST   , 1996
                                                      REGISTRATION NO. 333-06895

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       TRANSACT TECHNOLOGIES INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                          3577                         06-1456680
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                      7 LASER LANE, WALLINGFORD, CT 06492
                                 (203) 949-9933
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                BART C. SHULDMAN
                            CHIEF EXECUTIVE OFFICER
                      7 LASER LANE, WALLINGFORD, CT 06492
                                 (203) 949-9933
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           STEPHEN J. CARLOTTI, ESQ.                       MICHAEL J. ERICKSON, ESQ.
            HINCKLEY, ALLEN & SNYDER                   HELLER, EHRMAN, WHITE & MCAULIFFE
              ONE FINANCIAL CENTER                            6100 COLUMBIA CENTER
        BOSTON, MASSACHUSETTS 02111-2625                        701 FIFTH AVENUE
                 (617) 345-9000                          SEATTLE, WASHINGTON 98104-7098
                                                                 (206) 447-0900

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS


                  SUBJECT TO COMPLETION, DATED AUGUST 1, 1996


                                1,150,000 SHARES

                                    TRANSACT
                            T E C H N O L O G I E S
                            I N C O R P O R A T E D
                                  COMMON STOCK


     All of the 1,150,000 shares of Common Stock offered hereby are being sold by Transact Technologies Incorporated ("Transact" or the "Company"), which is currently a wholly-owned subsidiary of Tridex Corporation ("Tridex"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.50 and $11.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company's Common Stock has been approved for trading on the Nasdaq National Market under the symbol "TACT."



     Upon completion of the Offering, Tridex will own approximately 82.4% (approximately 80.3% if the
Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. Tridex has announced its intent, subject to the satisfaction of certain conditions, including receipt of a favorable ruling from the Internal Revenue Service, to divest its ownership interest in the Company by means of a tax-free distribution to its stockholders as early as practicable in 1997. See "The Company -- Background of the Offering and the Distribution" and "Tridex as Principal Stockholder."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                      PRICE TO            UNDERWRITING           PROCEEDS TO
                                       PUBLIC              DISCOUNT(1)           COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share......................         $                     $                     $
- -------------------------------------------------------------------------------------------------
Total(3).......................         $                     $                     $
=================================================================================================

(1) Excludes non-accountable expense allowance payable to Cruttenden Roth Incorporated, representative of the Underwriters (the "Representative"), and the value of warrants to purchase up to 115,000 shares of Common Stock at an exercise price of 120% of the public offering price to be issued to the Representative (the "Representative's Warrant"). The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses, estimated at $1,040,000, payable by the Company, including the Representative's non-accountable expense allowance of $240,000. See "Underwriting."
(3) The Company has granted the Underwriters a 30-day option to purchase up to 172,500 additional shares of Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. If all such shares are purchased the total Price to Public, Underwriting Discount and
    Commissions and Proceeds to Company will be $        , $        and
    $        , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are being severally offered by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that the certificates representing the shares of Common Stock offered hereby will be available for delivery at the
offices of the Representative, in Irvine, California, on or about             ,
1996.
                                CRUTTENDEN ROTH
                            I N C O R P O R A T E D

               THE DATE OF THIS PROSPECTUS IS             , 1996

                                    TRANSACT


                        MADE TO ORDER. BUILT TO LAST.

- --------------------------------------------------------------------------------


     The representative products shown below are used in POS, gaming and lottery, financial services or kiosk applications, or a combination thereof.



        [SERIES 50PLUS PHOTO]                   [SERIES 90 PHOTO]

           SERIES 50PLUS                           SERIES 90

         [SERIES 4000 PHOTO]                   [SERIES 6000 PHOTO]

                   SERIES 4000                     SERIES 6000



     ITHACA, 50Plus and PcOS are registered trademarks of the Company. The Company has applied for registration of TRANSACT, MAGNETEC and Made to Order. Built to Last. This Prospectus may also contain trademarks other than those of the Company.


     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. DURING THE OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS IN THE COMMON STOCK FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

- -------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The business of the Company described in this Prospectus consists of the historical businesses of two Tridex subsidiaries, Ithaca Peripherals Incorporated ("Ithaca") and Magnetec Corporation ("Magnetec"), excluding a printer ribbon business which will be transferred to Tridex by Magnetec no later than December 31, 1996. The financial condition and results of operations of the Company described in this Prospectus consist of the combined historical financial condition and results of operations of Ithaca and Magnetec, excluding the ribbon business but including certain corporate allocations from Tridex. See "Relationship Between the Company and Tridex -- Plan of Reorganization" and
"-- Agreement Regarding Ribbon Business." Prior to the Offering, Ithaca has been merged with and into Magnetec. As used herein, references to "fiscal 1994" mean the fiscal year of the Company ended April 2, 1994 and references to "fiscal 1995" mean the fiscal year of the Company ended April 1, 1995. Unless otherwise specified, all information in this Prospectus assumes no exercise of the over-allotment option granted to the Underwriters. See "Underwriting." Investors should carefully consider the information set forth under the heading "Risk Factors."


                                  THE COMPANY


     Transact designs, develops, manufactures and markets transaction based printers and related products under the ITHACA and MAGNETEC brand names. The Company's printers are used to provide transaction records such as receipts, tickets, coupons, register journals and other documents. The Company focuses on four vertical markets: point-of-sale ("POS") (from which the Company derived approximately 57.6% of its net sales in the nine months ended December 31,
1995); gaming and lottery (approximately 27.0% of net sales); financial services (approximately 7.7% of net sales); and kiosks (approximately 7.7% of net sales). The Company sells its products directly to end users, original equipment manufacturers ("OEMs"), value added resellers ("VARs") and selected distributors, primarily in the United States and Canada.


     Transact manufactures and sells customizable and custom dot matrix and thermal printers for applications requiring up to 60 character columns in each of its four vertical markets. The Company also sells an 80 column laser printer for kiosk applications. The Company's customizable products include several series of printers which offer customers the ability to choose from a variety of features and functions. Options typically include different printing technologies, print speeds, paper handling capacities and numbers of print stations. In addition to its customizable printers, Transact manufactures custom printers for certain OEM customers. In collaboration with these customers, the Company provides engineering and manufacturing expertise for the design and development of specialized printers.


     Transact markets its products through a network of selected distributors, OEMs, VARs and systems integrators, as well as directly to end users. The Company's use of multiple sales channels allows it to reach customers of all sizes in each of its four vertical markets. Customers of the Company include OEM customers such as GTECH Holdings Corporation ("GTECH"), the leading worldwide supplier of on-line lottery systems, Interbold ("Interbold," a joint venture of Diebold Incorporated and IBM Corporation), a leading worldwide supplier of automated teller machines ("ATMs"), Indiana Cash Drawer ("ICD"), a leading distributor of POS products, and Ultimate Technology Corporation ("Ultimate"), a VAR and distributor of POS products. In May 1996, the Company entered into a strategic marketing agreement with Okidata of America, a division of Oki of America, Inc. ("Okidata"), and, pursuant to that agreement, a separate sales agreement with its affiliate Oki Europe Limited ("Oki Europe"), establishing Oki Europe as the exclusive distributor of the Company's POS and kiosk products in Europe, the Middle East and North Africa. The Company also has a significant supplier relationship with Okidata, which provides critical components for the Company's POS printers.


     The Company's goal is to become a leading worldwide supplier of transaction based printers and related products in each of its markets. The Company believes that significant opportunities exist to satisfy increasing demand for new and replacement POS equipment, to leverage its existing strategic relationship in the gaming and lottery market in order to take advantage of the proliferation of lottery and keno systems, to develop and supply new products for emerging applications in ATMs and kiosks, and to capture international market share as worldwide usage of transaction based electronics grows. Key elements of the Company's strategy for achieving its objectives are: (i) to focus on its four vertical markets; (ii) to expand its product lines; (iii) to increase its geographic market penetration; (iv) to emphasize its engineering expertise; and
(v) to capitalize on the efficiencies of its flexible manufacturing systems.
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

                             SEPARATION FROM TRIDEX

     Upon completion of the Offering, Tridex will beneficially own approximately 82.4% (approximately 80.3% if the Underwriters' over-allotment option is exercised in full) of the Company's common stock, par value $.01 per share ("Common Stock"). Tridex has advised the Company that it intends to distribute its ownership interest in the Company to the stockholders of Tridex as soon as practicable after the completion of the Offering through a distribution of Common Stock of the Company to all Tridex stockholders as a tax-free dividend (the "Distribution"). The Distribution will be subject to certain conditions, including the receipt of a ruling from the Internal Revenue Service (the "IRS") confirming the tax-free nature of the transaction. See "The
Company -- Background of the Offering and the Distribution." In connection with the Distribution, the Company and Tridex have entered into, or prior to completion of the Offering will enter into, certain agreements which govern various interim and ongoing relationships. See "Tridex as Principal Stockholder" and "Relationship Between the Company and Tridex."

                                  THE OFFERING


Common Stock offered..................................  1,150,000 shares
Common Stock to be outstanding after the Offering.....  6,550,000 shares(1)
Use of proceeds.......................................  Repayment of indebtedness to Tridex, and for working capital and other
                                                        general corporate purposes.
Nasdaq National Market symbol.........................  TACT



                                               SUMMARY FINANCIAL DATA (2)
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                                                                                           SIX MONTHS
                                         FISCAL YEARS ENDED                    NINE MONTHS ENDED              ENDED
                             ------------------------------------------   ---------------------------   ------------------
                             MARCH 28,   APRIL 3,   APRIL 2,   APRIL 1,   DECEMBER 31,   DECEMBER 31,   JULY 1,   JUNE 29,
                               1992        1993       1994       1995         1994           1995        1995       1996
                             ---------   --------   --------   --------   ------------   ------------   -------   --------
COMBINED STATEMENT OF
  INCOME DATA:
  Net sales................   $19,509    $25,949    $23,798    $33,362       $25,426        $25,497     $16,184   $20,225
  Gross profit.............     5,204      8,016      8,213     11,013         8,391          7,968       5,474     6,807
  Operating expenses.......     4,502      5,223      6,490      7,308         5,361          6,389       3,882     4,267
  Operating income.........       702      2,793      1,723      3,705         3,030          1,579       1,592     2,540
  Net income...............       372      1,632      1,093      2,304         1,883            916         953     1,733

                                                                                                                    PRO
                                                                   AS OF                                           FORMA
                            -----------------------------------------------------------------------------------   --------
                            MARCH 28,   APRIL 3,   APRIL 2,   APRIL 1,   DECEMBER 31,   DECEMBER 31,   JUNE 29,   JUNE 29,
                              1992        1993       1994       1995         1994           1995         1996     1996(3)
                            ---------   --------   --------   --------   ------------   ------------   --------   --------
COMBINED BALANCE SHEET
  DATA:
  Working capital.........   $ 4,495    $ 6,254    $ 5,920    $ 6,301       $ 5,367        $ 6,281     $ 7,128    $ 8,433
  Current ratio...........      2.55       2.74       2.92       2.69          2.41           2.64        2.56       2.85
  Plant and equipment,
    net...................     1,250      1,709      1,696      2,237         2,140          3,041       3,558      3,558
  Tridex investment in the
    Company...............     9,418     11,326     10,839     11,280        10,591         11,645      12,658         --
  Stockholders' equity....        --         --         --         --            --             --          --     13,963
  Total assets............    12,323     14,910     13,916     15,358        14,392         15,969      17,641     18,946

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------


                           PRO FORMA COMBINED STATEMENT OF INCOME DATA (4)

                                                                                       NINE MONTHS       SIX MONTHS
                                                                                          ENDED            ENDED
                                                                                       DECEMBER 31,       JUNE 29,
                                                                                           1995             1996
                                                                                       ------------     ------------
Net sales............................................................................     $25,497          $20,225
Gross profit.........................................................................       7,968            6,807
Operating income.....................................................................       1,991            2,505
Net income...........................................................................       1,157            1,712
Earnings per share...................................................................        0.18             0.26


- ---------------

(1) Does not include (i) 600,000 shares to be reserved for issuance under the Company's 1996 Stock Plan (the "Stock Plan"), of which 309,300 are subject to options granted as of the date of the Offering (ii) 60,000 shares to be reserved for issuance under the Company's Non-Employee Directors' Stock Plan (the "Directors' Plan"), of which 30,000 are subject to options granted as of the date of the Offering and (iii) 115,000 shares of Common Stock issuable upon exercise of the Representative's Warrant. See "Underwriting."



(2) The table sets forth selected financial data of the Company. The data should be read in conjunction with the historical financial statements, notes and other financial information included herein. The combined statement of income data for the fiscal years ended April 2, 1994 and April 1, 1995 and the nine months ended December 31, 1995, and the combined balance sheet data at April 1, 1995 and December 31, 1995 are derived from the audited financial statements of the Company. The combined statement of income data for the fiscal years ended March 28, 1992 and April 3, 1993, the nine months ended December 31, 1994, and the six months ended July 1, 1995 and June 29, 1996 and the combined balance sheet data at March 28, 1992, April 3, 1993, April 2, 1994, December 31, 1994 and June 29, 1996 are derived from unaudited financial statements but, in the opinion of the Company's management, reflect all the adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. In December 1995, the Company's fiscal year end was changed to December 31 from the Saturday closest to March 31. The fiscal year ended April 3, 1993 was a 53 week year. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.


    The historical financial statements of the Company may not necessarily reflect the results of operations or financial position that would have been obtained had the Company been a stand alone entity. See "Management's Discussion and Analysis of the Results of Operations and Financial Condition."

(3) The pro forma combined balance sheet data are prepared by adjusting the historical balance sheet to reflect the net proceeds from the Offering and the repayment of $8.5 million of intercompany indebtedness to Tridex.


(4) The pro forma combined statement of income data for the six months ended June 29, 1996 and the nine months ended December 31, 1995 are prepared by adjusting the historical results of operations to reflect the Offering and other costs and expenses had the Company been a stand alone entity at the beginning of the most recent period presented. Earnings per share data are presented elsewhere in this Prospectus and on a pro forma basis only. See unaudited "Pro Forma Financial Data."

- --------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any shares of the Common Stock offered hereby.

DEPENDENCE ON CERTAIN SUPPLIER


     Okidata is the sole supplier of a printer component kit consisting of a printhead, control board and carriage (the "Oki Kit"), which is used in virtually all of the Company's ITHACA brand impact printers. Sales of ITHACA brand impact printers amounted to approximately 61% of the Company's net sales in the nine months ended December 31, 1995. The supply agreement, which expires in August 2000, does not require Okidata to provide, or the Company to purchase, any minimum amounts to keep the agreement in force. The time required for delivery of Oki Kits averages 120 days. Historically, the Company has received timely shipments of Oki Kits of a consistently satisfactory quality, but there can be no assurance that future deliveries will be timely or include kits of a consistently satisfactory quality. Any delay or other disruption in the supply of Oki Kits would have a material adverse effect on the Company's results of operations. There can be no assurance that the agreement will be renewed or, if renewed, that the renewal will be on terms comparable to those under the current agreement. ITHACA brand impact printers are designed specifically to use the Oki Kit, and currently there is no alternate source for a component kit with the same technical specifications. The Company estimates that an alternate source could be developed in approximately two years. However, the Company has entered into an exclusive sales agreement with Oki Europe Limited ("Oki Europe"), an affiliate of Okidata, establishing Oki Europe as the exclusive distributor of the Company's POS printers and kiosk products in Europe, the Middle East and North Africa. The Company believes that Oki Europe's incentive to maintain a stable source for POS printers provides a significant balance to the Company's dependence on Okidata for the Oki Kits. See "Business -- Sources and Availability of Materials."


RELIANCE ON DISTRIBUTORS AND OTHER SIGNIFICANT CUSTOMERS


     A material portion of the Company's net sales are to certain distributors, VARs, systems integrators and to certain OEM customers. During fiscal 1994, fiscal 1995 and the nine months ended December 31, 1995, ICD accounted for approximately 14.9%, 13.6% and 8.6% of the Company's net sales, respectively, and Diebold Incorporated ("Diebold"), purchasing on behalf of Interbold, accounted for approximately 8.1%, 8.4% and 4.7% of net sales, respectively. During the nine months ended December 31, 1995, the first period of significant shipments to GTECH, sales to GTECH accounted for approximately 12.4% of Transact's net sales. In addition, sales to Ultimate, a wholly-owned subsidiary of Tridex, represented approximately 10.9%, 7.9% and 9.2% of Transact's sales in fiscal 1994, fiscal 1995 and the nine months ended December 31, 1995, respectively. The Company's results of operations are substantially dependent on sales to GTECH, Ultimate, ICD and Diebold, and the loss of any of these customers, or a significant reduction in sales to them, could have a material adverse effect on the Company's results of operations. There is no obligation on the part of GTECH, Ultimate, ICD or Diebold to place any additional orders with the Company.


COMPETITION

     The market for transaction based printers is extremely competitive, and the Company expects such competition to intensify in the future. The Company competes with a number of companies, many of which have greater financial, technical and marketing resources than the Company. Transact believes its ability to compete successfully depends on a number of factors both within and outside its control, including durability, reliability, quality, design capability, product customization, price, customer support, success in developing new products, manufacturing expertise and capacity, supply of component parts and materials, strategic relationships with suppliers, the timing of new product introductions by the Company and its competitors, general market and economic conditions and, in some cases, the uniqueness of its products. Two of the Company's competitors, Epson America, Inc. ("Epson") and Star Micronics America, Inc. ("Star") together control approximately 50% to 60% of the United States market for POS printers, a market in which the Company's strategy calls for increased market share. Other principal competitors include Axiohm Incorporated ("Axiohm"), Citizen -- CBM America Corporation ("Citizen") and DH Technology Incorporated

("DH Technology"). Certain competitors of the Company with lower costs, attributable to higher volume production and off-shore manufacturing locations, offer lower prices than the Company from time to time.

     In the gaming and lottery, financial services and kiosk markets, no single supplier holds a dominant position. Certain of the Company's products sold for gaming and lottery, kiosk and financial service applications compete based upon the Company's ability to provide highly specialized products, custom engineering and ongoing technical support. See "Business -- Competition."


     The Company's strategy for competing in its markets is to continue to develop new products and product line extensions, to increase its geographic market penetration and to take advantage of strategic relationships. Although the Company has historically maintained or increased sales with this strategy and believes that its products, operations and relationships provide a competitive foundation, there can be no assurance that the Company will compete successfully in the future. See "Management's Discussion and Analysis of the Results of Operations and Financial Condition -- Overview", " -- Results of Operations -- Engineering and Product Development" for each period discussed therein and "Business -- Business Strategy," " -- Product Development" and
" -- Sales, Marketing and Distribution."



RELATIONSHIP WITH PARENT COMPANY AND CONFLICTS OF INTEREST


     Upon completion of the Offering, Tridex will own approximately 82.4% (approximately 80.3% if the Underwriters' over-allotment option is exercised in full) of the Company's outstanding Common Stock. Tridex has filed an application with the IRS seeking a ruling that the proposed Distribution will constitute a tax-free reorganization for purposes of the Internal Revenue Code of 1986, as amended (the "Code"). Until the Distribution is completed, Tridex will control the Company and will continue to be able to elect the entire Board of Directors of the Company and to determine the outcome of Company actions requiring stockholder approval. The Board of Directors of the Company currently consists of five directors, two of whom are also directors of Tridex. In addition, after the Distribution, Seth M. Lukash, the Chairman and Chief Executive Officer of Tridex and its largest stockholder, will own approximately 9% of the outstanding Common Stock of the Company. This overlap of directors, Tridex's ownership of Common Stock pending the Distribution, Mr. Lukash's ownership interests in both companies and senior management position at Tridex and other contractual relationships described under "Relationship Between the Company and Tridex" give rise to conflicts of interest between Tridex and the Company. Pursuant to a Plan of Reorganization dated June 24, 1996 (the "Plan of Reorganization"), Tridex has agreed not to pursue the manufacture of transaction based printers which would be directly competitive with the Company. As a matter of corporate policy, both Tridex and the Company will seek the approval of their respective independent directors for transactions perceived to involve significant potential conflicts of interest. See "Tridex as Principal Stockholder" and "Relationship Between the Company and Tridex."


USE OF PROCEEDS; BENEFIT TO TRIDEX



     The net proceeds to the Company from the sale of the 1,150,000 shares of Company Stock offered hereby are estimated to be $9.8 million ($11.4 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and estimated offering expenses payable by the Company, based on an assumed initial public offering price of $10.25 per share. The Company expects to use $8.5 million of such net proceeds for the payment of amounts due to Tridex for intercompany indebtedness. The balance of the net proceeds to be received by the Company from the Offering is allocated to working capital. Accordingly, management will have broad discretion with respect to the expenditure of such proceeds. See "Use of Proceeds."


RISK OF NON-COMPLETION OF THE DISTRIBUTION TRANSACTION

     If the IRS issues a ruling that the Distribution will constitute a tax-free reorganization under the Code and certain other conditions are satisfied, Tridex will proceed with the Distribution, after which approximately 17.6% (approximately 19.7% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock will be owned by holders of shares sold in the Offering, approximately 82.4% (approximately 80.3% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock will be owned by the holders of Tridex common stock as of the record date for the Distribution, and the Company will no longer be a subsidiary of Tridex. No assurance can be given as to whether or when the IRS will issue a favorable ruling or that the Distribution will occur. If the IRS does not grant the ruling, Tridex may either request reconsideration, resubmit its request based on changes in facts and circumstances, if any, or abandon the Distribution. If Tridex abandons the Distribution, it may either maintain ownership of the Company as a consolidated subsidiary or sell shares of Common Stock in subsequent public offerings or private sales. Although Tridex expects to effect the Distribution, it is possible that the failure of the Distribution to occur within the time frame contemplated, or at all, would materially adversely affect the trading market for the Company's Common Stock. See "Relationship Between the Company and Tridex."

POSSIBILITY OF SUBSTANTIAL SALES OF COMMON STOCK

     The Distribution, if effected as expected, would involve a tax-free dividend in early 1997 of approximately 5,400,000 shares of Common Stock to the stockholders of Tridex. All of such shares, other than shares held by affiliates of the Company, would be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market in anticipation of, or following, the Distribution. Any sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Tridex as Principal Stockholder."

ABSENCE OF HISTORY AS AN INDEPENDENT COMPANY

     The Company has never operated as an independent company. After the Offering and prior to the Distribution, the Company will continue to be a subsidiary of Tridex, but will, subject to Tridex's rights as a controlling stockholder, operate as an independent entity, and Tridex will have no obligation to provide assistance to the Company or any of its subsidiaries except as described herein. See "Relationship Between the Company and Tridex."

LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

     The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been an independent entity during the periods presented. The historical financial information included herein does not reflect the effects on the Company of the Distribution or the Offering. In addition, the combined financial statements of the Company include expenses allocated to the Company from Tridex. Actual expenses of the Company in the future may vary. See "Management's Discussion and Analysis of the Results of Operations and Financial Condition -- Overview" and Note 1 to the Combined Financial Statements.

DEPENDENCE ON KEY PERSONNEL


     The Company's future success will depend in significant part upon the continued service of certain key management and other personnel and the Company's continuing ability to attract and retain highly qualified managerial, technical and sales and marketing personnel. There can be no assurance that the Company will be able to recruit and retain such personnel. The loss of Bart C. Shuldman, the Company's Chief Executive Officer and President, or the loss of certain groups of key employees, could have a material adverse affect on the Company's results of operations. The Company has entered into employment agreements with Mr. Shuldman and Richard L. Cote, the Company's Executive Vice President and Chief Financial Officer. See "Management -- Executive Officers and Directors."


ABILITY TO SUSTAIN AND MANAGE GROWTH

     As part of its business strategy, the Company intends to pursue an aggressive growth strategy. Assuming this growth occurs, it will require the establishment of distribution relationships in international markets, the successful development and marketing of new products, expanded customer service and support, an increased number of personnel throughout the Company and the continued implementation and improvement of the Company's operational, financial and management information systems. There can be no assurance that the

Company will be able to successfully implement its growth strategy, or that the Company can successfully manage expanded operations. As the Company expands, it may from time to time experience constraints that will adversely affect its ability to satisfy customer demand in a timely fashion. Failure to manage growth effectively could adversely affect the Company's results of operations and financial condition. Demand for POS equipment, including printers, is dependent on the economic and financial well being of the retail industry which in turn is affected by the overall level of consumer demand and growth in the general economy. Any economic slowdown or contraction of the general economy could have a material adverse effect on retail sales and therefore adversely affect the demand for POS equipment, including printers manufactured by the Company. See "Business -- Business Strategy."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS


     The Company's direct sales outside of the United States totalled approximately $3,697,000 (approximately 11% of net revenues) in fiscal 1995 and $1,875,000 (approximately 7% of net revenues) in the nine months ended December 31, 1995. Most of these sales were in Canada. As part of its business strategy, the Company intends to increase international sales as a percentage of its revenues. International sales are subject to inherent risks, including fluctuations in local economies, fluctuating exchange rates, increased difficulty of inventory management, greater difficulty in accounts receivable collection, costs and risks associated with localizing products for foreign countries, unexpected changes in regulatory requirements, tariffs and other trade barriers and burdens of complying with a variety of foreign laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales or on its results of operations. A substantial portion of the value of the components used in the manufacture of the Company's POS products is represented by components purchased from Okidata, which is located in Japan. The Company purchases these components under an agreement, expiring in August 2000, with unit prices in U.S. dollar denominations. However, price negotiations, which occur whenever the contract is renewed, may be affected by a number of factors, including changes in the currency exchange rate between the U.S. dollar and the Japanese yen. See "Business -- Business Strategy -- Increase Geographic Market Penetration" and "Business -- Sales, Marketing and Distribution."


INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company regards portions of the hardware designs and operating software incorporated into its products as proprietary and attempts to protect them with a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and similar means. The Company owns one United States patent pertaining to an automatic paper cut-off device, which is a feature offered on certain of the Company's POS printers. It may be possible for unauthorized third parties to copy certain portions of the Company's products or to reverse engineer or otherwise obtain and use, to the Company's detriment, information that the Company regards as proprietary. Moreover, the laws of some foreign countries do not afford the same protection to the Company's proprietary rights as do United States laws. There can be no assurance that legal protections relied upon by the Company to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. See "Business -- Intellectual Property and Proprietary Rights."


EVOLVING TECHNOLOGY AND CHANGING MARKET REQUIREMENTS



     The transaction based printer industry is characterized by evolving technology and changing market requirements. The Company's future success will depend on its ability to continue to develop and manufacture new products and to enhance existing products, reflecting technological evolution and changing market requirements. The Company anticipates ongoing investment in engineering and product development. The Company recently has introduced or currently has under development a number of new products. See "Management's Discussion and Analysis of the Results of Operations and Financial Conditions -- Results of Operations -- Engineering and Product Development" for each period discussed therein, "Business -- Product Development" and "-- Competition."

NO CASH DIVIDENDS


     The Company intends to retain any future earnings for its business and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

NO PRIOR TRADING MARKET


     Prior to the Offering, there has been no public market for the Company's Common Stock. Although the Company's Common Stock has been approved for trading on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained after the Offering. Future sales by the holders of Tridex common stock, who will own approximately 82.4% (approximately 80.3% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock after the Distribution, could adversely affect the prevailing market price of Common Stock. Shares held by affiliates will be subject to certain volume limitations under Rule 144 promulgated under the Securities Act. See "-- Potential Substantial Sales of Common Stock" and
"-- Shares Eligible for Future Sale."


IMMEDIATE AND SUBSTANTIAL DILUTION

     The public offering price for shares of Common Stock in the Offering is substantially higher than the net tangible book value per share of Common Stock. Purchasers of shares of Common Stock in the Offering therefore will incur immediate and substantial dilution in net per share tangible book value of the Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE


     Following the Offering and the completion of the Distribution, the holders of Tridex common stock as of the record date for the Distribution will own approximately 82.4% (approximately 80.3% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. Based upon the position taken by the Securities and Exchange Commission (the "SEC") in numerous similar transactions and upon a pending amendment to an applicable regulation under the Exchange Act, the Company believes the Common Stock distributed to stockholders of Tridex in the Distribution will be freely tradeable, subject only to the requirements of Rule 144, promulgated under the Securities Act, applicable to directors, executive officers and certain stockholders of the Company. Rule 144 generally provides that beneficial owners of Common Stock who have held such Common Stock for two years may sell, within a three-month period, a number of shares not exceeding the greater of 1% of the total outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. The two-year holding period requirement under Rule 144 will not apply to shares of Common Stock owned by Transact's directors, executive officers and certain stockholders which could be sold pursuant to the other requirements of Rule 144, in the absence of "lockup" agreements with the Representative. Pursuant to the terms of the Underwriting Agreement, the Representative has required that Transact's officers, directors and certain holders of the Common Stock, as well as option holders who are officers and directors, not sell for 180 days from the date of this Prospectus, without the prior written consent of the Representative. Future sales of restricted Common Stock could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."


ANTI-TAKEOVER EFFECTS OF CERTAIN STATUTORY AND CHARTER PROVISIONS

     Upon completion of the Offering, the Company will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. In addition, certain provisions of the Company's Certificate of Incorporation and By-laws could have the effect of making it more difficult for a third party to acquire control of the Company. These statutory and charter provisions could have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See "Description of Capital Stock --

Anti-Takeover Effects of Certain Statutory and Charter Provisions." In addition, the Company expects that its employment agreements with certain executive officers will include provisions accelerating severance payments and certain other benefits in the event of a change of control. See
"Management -- Employment and Severance Agreements."

FORWARD LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains certain forward looking statements, including, among others: (i) the size and anticipated growth in the Company's markets; (ii) the ability of the Company to rely on cash generated from operations and the proceeds of the Offering to finance its working capital requirements; (iii) the Company's business strategy, as it relates to expanding product lines and increasing geographic market penetration; and (iv) the Company's ability to compete successfully with its current and future competitors. These forward looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward looking statements. In addition to the other risks described in this "Risk Factors" discussion, important factors to consider in evaluating such forward looking statements include: (i) in certain instances the Company has relied on secondary sources such as trade publications to report certain information regarding market size or growth potential available in studies, surveys or other primary sources not obtained directly by the Company;
(ii) unanticipated working capital or other cash requirements; (iii) changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the Company's markets; and (iv) various competitive factors that may prevent the Company from competing successfully. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this "Risk Factors" discussion, there can be no assurance that the forward looking statements contained in this Prospectus will in fact transpire.

                                  THE COMPANY

     The Company was incorporated in Delaware on June 17, 1996 and is currently a wholly-owned subsidiary of Tridex. Upon the completion of the Offering, Tridex will own approximately 82.4% (approximately 80.3% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. The Company and Tridex have two common directors. Tridex has filed with the IRS an application for a ruling that the Distribution will constitute a tax-free reorganization for federal income tax purposes. Until such time as the Distribution is effected, the Company will be a subsidiary of Tridex and will be consolidated in the Tridex affiliated group for purposes of Section 1504 of the Code. The Company and Tridex have undertaken as part of the Plan of Reorganization to conduct their affairs during the period after the closing of the Offering on a reasonable arms-length basis pursuant to certain written agreements. After the Distribution, the business of Tridex will consist of (i) two subsidiaries: Ultimate, a distributor and VAR of POS systems and components and a manufacturer of custom keyboards and pole displays; and Cash Bases GB Limited, which designs, manufactures and markets custom cash drawers, for sale primarily in Western Europe, and (ii) a line of business involving the manufacture, marketing and sale of ribbons for use in certain printers manufactured by the Company. See "Relationship Between the Company and Tridex."

     The principal executive offices of the Company are located at 7 Laser Lane, Wallingford, Connecticut 06492 and its telephone number is (203) 949-9933.

     BACKGROUND OF THE OFFERING AND THE DISTRIBUTION


     In November 1995, the Board of Directors of Tridex approved a plan to combine the business operations of two wholly-owned subsidiaries, Magnetec and Ithaca, under unified management with Bart C. Shuldman as the Company's President. In May 1996, the Board of Directors of Tridex approved the merger of Ithaca into Magnetec, as a first step toward effecting the Offering and the Distribution.



     Tridex, the Company, Magnetec and Ithaca entered into the Plan of Reorganization which, among other things, provides for: (i) the merger of Ithaca into Magnetec; (ii) the transfer by the Company to Tridex of certain assets used in manufacturing a printer ribbon product line; (iii) the issuance by the Company of 5,400,000 shares of Common Stock to Tridex in exchange for all of the outstanding shares of capital stock of Magnetec; (iv) the Offering; (v) the repayment by the Company of approximately $8.5 million of indebtedness to Tridex with a portion of the proceeds of the Offering; (vi) the execution of certain agreements between the Company and Tridex relating to the allocation of tax attributes, the provision of certain services, and the purchase and supply of certain products; (vii) an undertaking by Tridex to apply for a ruling from the IRS that the Distribution would be tax-free to such stockholders for federal income tax purposes; and (viii) an undertaking by Tridex to effect the Distribution upon the satisfaction of certain conditions precedent, including the successful completion of the Offering, the completion of the transaction described under "Relationship Between the Company and Tridex" and the receipt of a favorable ruling from the IRS. If Tridex receives a favorable ruling from the IRS in time to do so, it intends to complete the Distribution as early as practicable in 1997.


     In the Plan of Reorganization, Tridex agrees, for five years after the completion of the Distribution, not to compete with the Company in the design, manufacture or sale of transaction based printers for the POS, gaming and lottery, financial services and kiosk markets in any geographic market in which the Company is then doing business. The Plan of Reorganization may be amended only by the agreement of the Company and Tridex.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,150,000 shares of Common Stock offered hereby are estimated to be $9.8 million ($11.4 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and estimated offering expenses payable by the Company, based on an assumed initial public offering price of $10.25 per share. The Company expects to use up to $8.5 million of the net proceeds for the payment of amounts due to Tridex for intercompany indebtedness. As of June 29, 1996, the Tridex investment in the Company was approximately $12.7 million. Such amount includes, on a pro forma basis, $8.5 million of intercompany indebtedness, and the balance represents equity. Pursuant to the Plan of Reorganization described under "The Company -- Background of the Offering and the Distribution," upon completion of the Offering, the Company will repay such indebtedness. The Company may, at its election, pay such indebtedness in full or pay Tridex an amount not less than $7.5 million in cash and issue to Tridex a subordinated promissory note in an amount up to $1.0 million. The Company does not intend to issue the note to Tridex unless the net proceeds of the Offering to the Company, after payment of the expenses of the Offering payable by the Company but before payment of any intercompany indebtedness, would be less than $9.4 million. If issued, such subordinated note would be payable in one year and bear interest at a rate equal to the rate under Tridex's revolving line of credit, currently the prime rate plus 1.00% (9.25% as of the date hereof). The balance of the net proceeds, after repayment of intercompany indebtedness, will be used for working capital and general corporate purposes. The Company has no specific plans for these net proceeds other than to finance anticipated growth. Pending use, the proceeds will be invested in short-term, investment-grade, interest-bearing securities.


                                DIVIDEND POLICY

     The Company expects to retain earnings to finance the expansion and development of its business and has no plans to pay cash dividends on the Common Stock. See "Risk Factors -- No Cash Dividends."

                                    DILUTION


     The pro forma net tangible book value of the Company at June 29, 1996 was $.26 per share of Common Stock. The pro forma net tangible book value per share represents the tangible assets of the Company less its total liabilities, including the intercompany indebtedness to be repaid to Tridex, divided by the number of shares outstanding.




     Without taking into account any changes in net tangible book value after June 29, 1996, other than to give effect to the Offering (assuming an initial public offering price of $10.25 per share), after deduction of the underwriting discount and commissions and other estimated Offering expenses payable by the Company and giving effect to the payment by the Company of $8.5 million of indebtedness to Tridex, the pro forma net tangible book value of the Company after the Offering at June 29, 1996 would have been $1.71 per share of Common
Stock, representing an increase in net tangible book value of $1.45 per share to the existing stockholder and dilution of $8.54 per share to new investors.
Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the amount of cash paid by a new investor for a share of Common Stock in the Offering. The following table illustrates this per share dilution.



        Assumed public offering price per share.....................            $10.25
        Assumed pro forma net tangible book value per share before the Offering..............................................  $ .26
        Increase per share attributable to new investors............   1.45
        Pro forma net tangible book value per share after the
          Offering..................................................              1.71
                                                                                ------
                                                                                     -
        Dilution per share to new investors.........................            $ 8.54
                                                                                ======



     The following table summarizes, as of June 29, 1996, after giving effect to the Offering, the difference between the existing stockholder and the new investors in the Offering (at an assumed initial public offering price of $10.25 per share) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid.



                                           SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                         --------------------     -----------------------       PRICE
                                          NUMBER      PERCENT       AMOUNT        PERCENT     PER SHARE
                                         --------     -------     -----------     -------     ---------
Existing stockholder...................  5,400,000      82.4%     $ 4,158,000       26.1%      $  0.77
New investors..........................  1,150,000      17.6       11,788,000       73.9         10.25
                                                        ----                       -----
          Total........................  6,550,000     100.0%     $15,946,000      100.0%
                                                       =====                       =====


     If the Underwriters' over-allotment option is exercised in full, the number of shares to be purchased by new investors will be increased to 1,322,500 or approximately 19.7% of the total number of shares of Common Stock outstanding after the Offering.


     The foregoing computations exclude: (i) 600,000 shares to be reserved for issuance under the Stock Plan, of which 309,300 shares are subject to options to be granted as of the date of the Offering at a per share exercise price equal to not less than the Price to Public; (ii) 60,000 shares to be reserved for issuance under the Director's Plan, of which 30,000 are subject to options to be granted as of the date of the Offering; and (iii) 115,000 shares issuable on exercise of the Representative's Warrants. See "Management -- Compensation of Executive Officers -- Stock Plan," "Description of Capital Stock" and "Underwriting."

                                 CAPITALIZATION


     The following table sets forth the historical capitalization of the Company at June 29, 1996, and as adjusted to give effect to: (i) the issuance of 5,400,000 shares of Common Stock to Tridex; (ii) the sale of 1,150,000 shares of Common Stock offered hereby at the assumed initial public offering price of $10.25 per share, less applicable underwriting discount and commissions and other estimated offering expenses payable by the Company; and (iii) the repayment to Tridex of $8.5 million in intercompany indebtedness. This data should be read in conjunction with the unaudited pro forma combined balance sheet and the introduction to the unaudited pro forma combined financial statements appearing elsewhere in this Prospectus. The as adjusted capitalization table has been derived from the historical combined financial statements and reflects certain pro forma adjustments as if the Offering had been consummated and the intercompany indebtedness had been repaid as of June
29, 1996. The as adjusted information may not reflect the capitalization of the Company in the future or as it would have been had the Company been a stand alone entity at June 29, 1996. See "Pro Forma Financial Data."

                                                                          JUNE 29, 1996
                                                             ----------------------------------------
                                                                             PRO FORMA         AS
                                                             HISTORICAL     ADJUSTMENTS     ADJUSTED
                                                             ----------     -----------     ---------
                                                             (IN THOUSANDS)
Intercompany indebtedness................................      $    --        $  8,500 (1)   $    --
                                                                                (8,500)(1)
                                                               -------        --------       -------
Stockholders' equity:
  Tridex investment in the Company.......................       12,658         (12,658)(2)        --
  Stockholders' equity:
     Common stock, $.01 par value, 20,000,000 shares
       authorized, 6,550,000 shares issued and
       outstanding, pro forma............................           --          13,963(3)     13,963
     Preferred stock, $.01 par value, 5,000,000 shares
       authorized,
       no shares issued and outstanding, pro forma.......           --              --            --
                                                               -------        --------       -------
Total stockholders' equity...............................       12,658           1,305        13,963
                                                               -------        --------       -------
Total capitalization.....................................      $12,658        $  1,305       $13,963
                                                               =======        ========       =======

- ---------------

(1) Reflects the reclassification to intercompany debt of $8,500 from the Tridex investment in the Company and reflects that portion of the estimated net proceeds used to repay this intercompany indebtedness.


(2) Reflects the change in Tridex investment in the Company for the issuance of all outstanding shares of the Company's Common Stock to Tridex ($4,158), and the intercompany indebtedness to be repaid to Tridex ($8,500).



(3) Reflects the issuance of shares of Common Stock to Tridex ($4,158), and the estimated net proceeds from the Offering ($9,805).


                            SELECTED FINANCIAL DATA
              (IN THOUSANDS OF DOLLARS, EXCEPT FOR RATIO AMOUNTS)


     The following table sets forth selected financial data of the Company. The data should be read in conjunction with the historical financial statements, notes and other financial information included herein. The statement of income data for the years ended April 2, 1994 and April 1, 1995 and the nine months ended December 31, 1995, and the balance sheet data at April 1, 1995 and December 31, 1995 are derived from the audited financial statements of the Company. The statement of income data for the fiscal years ended March 28, 1992 and April 3, 1993, the nine months ended December 31, 1994, and the six months ended July 1, 1995 and June 29, 1996 and the balance sheet data at March 28, 1992, April 3, 1993, April 2, 1994, December 31, 1994 and June 29, 1996 are
derived from unaudited financial statements but, in the opinion of the Company's management, reflect all the adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. In December 1995, the Company's fiscal year end was changed to December 31 from the Saturday closest to March 31. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The fiscal year ended April 3, 1993 was a 53-week year.


     The historical financial statements of the Company may not necessarily reflect the results of operations or financial position that would have been obtained had the Company been a stand alone entity. See "Management's Discussion and Analysis of the Results of Operations and Financial Condition." Earnings per share data are presented elsewhere in this Prospectus and on a pro forma basis only. See unaudited "Pro Forma Financial Data."


                                                                                                                SIX MONTHS ENDED
                                          FISCAL YEARS ENDED                          NINE MONTHS ENDED
                         -----------------------------------------------------   ---------------------------   ------------------
                          MARCH 28,     APRIL 3,      APRIL 2,      APRIL 1,     DECEMBER 31,   DECEMBER 31,   JULY 1,   JUNE 29,
                            1992          1993          1994          1995           1994           1995        1995       1996
                         -----------   -----------   -----------   -----------   ------------   ------------   -------   --------
COMBINED STATEMENT OF
  INCOME DATA:
  Net sales.............   $19,509       $25,949       $23,798       $33,362       $ 25,426       $ 25,497     $16,184   $20,225
  Cost of sales.........    14,305        17,933        15,585        22,349         17,035         17,529      10,710    13,418
  Gross profit..........     5,204         8,016         8,213        11,013          8,391          7,968       5,474     6,807
  Engineering, design
    and product
    development costs...     1,218         1,330         1,687         1,708          1,244          1,533         911     1,306
  Selling, general and
    administrative
    expenses............     3,284         3,893         4,803         5,600          4,117          4,556       2,971     2,961
  Provision for
    restructuring.......        --            --            --            --             --            300          --        --
  Operating income......       702         2,793         1,723         3,705          3,030          1,579       1,592     2,540
  Other income
    (expense), net......        14           (27)          176           127            108            (15)         18       281
  Income before income
    taxes...............       716         2,766         1,899         3,832          3,138          1,564       1,610     2,821
  Income tax
    provision...........       344         1,134           806         1,528          1,255            648         657     1,088
  Net income............       372         1,632         1,093         2,304          1,883            916         953     1,733



                                    MARCH 28,     APRIL 3,      APRIL 2,     APRIL 1,   DECEMBER 31,   DECEMBER 31,    JUNE 29,
                                      1992          1993          1994         1995         1994           1995          1996
                                   -----------   -----------   -----------   --------   ------------   ------------   -----------
COMBINED BALANCE SHEET DATA:
  Working capital................    $ 4,495       $ 6,254       $ 5,920     $ 6,301      $  5,367       $  6,281       $ 7,128
  Current ratio..................       2.55          2.74          2.92        2.69          2.41           2.64          2.56
  Plant and equipment, net.......      1,250         1,709         1,696       2,237         2,140          3,041         3,558
  Tridex investment in
    the Company..................      9,418        11,326        10,839      11,280        10,591         11,645        12,658
  Total assets...................     12,323        14,910        13,916      15,358        14,392         15,969        17,641

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The historical combined financial statements of the Company reflect periods during which the Company operated as wholly-owned subsidiaries of Tridex. The historical financial statements of the Company may not necessarily reflect the combined results of operations or financial position of the Company or what the results of operations would have been if the Company had been a stand alone entity during such periods.


     The unaudited pro forma combined statements of income for the six months ended June 29, 1996 and the nine months ended December 31, 1995 and the pro forma combined balance sheet as of June 29, 1996 present the results of the Company's operations and financial position prepared by adjusting the historical statements for pro forma adjustments to reflect the Offering and other costs and expenses and the repayment of intercompany indebtedness to Tridex, as if the Company had been a stand alone entity at the beginning of the earlier period presented for the statement of income and as of the balance sheet date presented.


     The unaudited pro forma financial statements should be read in conjunction with the financial data presented elsewhere in this Prospectus. The unaudited pro forma financial data are presented for informational purposes only and may not reflect the future results of operations or financial position of the Company or what the results of operations or financial position would have been had the Company been operated as a stand alone entity during such periods.

                              UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                   FOR THE SIX MONTHS ENDED JUNE 29, 1996

                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            PRO FORMA
                                                           HISTORICAL      ADJUSTMENTS       PRO FORMA
                                                           ----------     --------------     ---------
Net sales................................................    $20,225          $   --          $20,225
Cost of sales............................................     13,418              --           13,418
                                                             -------          ------          -------
Gross profit.............................................      6,807              --            6,807
                                                             -------          ------          -------
Operating expenses:
  Engineering, design and product development costs......      1,306              --            1,306
  Selling, general and administrative expenses...........      2,961              35 (1)        2,996
                                                             -------          ------          -------
                                                               4,267              35            4,302
                                                             -------          ------          -------
Operating income.........................................      2,540             (35)           2,505
Other income, net........................................        281              --              281
                                                             -------          ------          -------
Income before income taxes...............................      2,821             (35)           2,786
Income tax provision.....................................      1,088             (14)(2)        1,074
                                                             -------          ------          -------
Net income...............................................    $ 1,733          $  (21)         $ 1,712
                                                             =======          ======          =======
Income per share.........................................                                     $  0.26
                                                                                              =======
Weighted average shares of common stock outstanding......                      6,550 (3)        6,550(3)

- ---------------


(1) Adjustment reflects (a) the elimination of the allocation of general and administrative expenses from Tridex of $667 reflected in the Company's historical combined financial statements and (b) the inclusion of management's estimate of the cost associated with becoming a stand alone entity of $702, including costs related to (i) corporate administrative services such as tax, treasury, risk management and insurance, legal, accounting, consulting, and other public company related expenses ($386),
    (ii) incentive compensation to certain employees for attainment of certain operating goals ($150) and (iii) salaries and fringe benefits of corporate officers and other key personnel ($166).


(2) To reflect the tax effect of the pro forma adjustments.

(3) Pro forma weighted average common shares outstanding has been calculated as if all shares issued to Tridex prior to the Offering, and the shares issued from the Offering, had been outstanding throughout the period presented.

                           UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                              FOR THE NINE MONTHS ENDED DECEMBER 31, 1995
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            PRO FORMA
                                                           HISTORICAL      ADJUSTMENTS       PRO FORMA
                                                           ----------     --------------     ---------
Net sales................................................    $25,497           $   --         $25,497
Cost of sales............................................     17,529               --          17,529
                                                             -------           ------         -------
Gross profit.............................................      7,968               --           7,968
                                                             -------           ------         -------
Operating expenses:
  Engineering, design and product development costs......      1,533               --           1,533
  Selling, general and administrative expenses...........      4,556             (412)(1)       4,144
  Provision for restructuring............................        300               --             300
                                                             -------           ------         -------
                                                               6,389             (412)          5,977
                                                             -------           ------         -------
Operating income.........................................      1,579              412           1,991
Other income (expense), net..............................        (15)              --             (15)
                                                             -------           ------         -------
Income before income taxes...............................      1,564              412           1,976
Income tax provision.....................................        648              171 (2)         819
                                                             -------           ------         -------
Net income...............................................    $   916           $  241         $ 1,157
                                                             =======           ======         =======
Income per share.........................................                                     $  0.18
                                                                                              =======
Weighted average shares of common stock outstanding......                       6,550 (3)       6,550(3)

- ---------------

(1) Adjustment reflects (a) the elimination of the allocation of general and administrative expenses from Tridex of $1,203 reflected in the Company's historical financial statements and (b) the inclusion of management's estimate of the cost associated with becoming a stand alone entity of $791 including costs related to (i) corporate administrative services such as tax, treasury, risk management and insurance, legal, accounting, consulting, and other public company related expenses ($523) and (ii) salaries and fringe benefits of corporate officers and other key personnel($268).


(2) To reflect the tax effect of the pro forma adjustments.



(3) Pro forma weighted average common shares outstanding has been calculated as if all shares issued to Tridex prior to the Offering, and the shares issued from the Offering, had been outstanding throughout the period presented.



                               UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                             JUNE 29, 1996

                                            (IN THOUSANDS)

                                                                                            PRO FORMA
                                                                             PRO FORMA         AS
                                                             HISTORICAL     ADJUSTMENTS     ADJUSTED
                                                             ----------     -----------     ---------
ASSETS:
Current assets:
  Cash...................................................      $    --        $  1,305 (1)   $ 1,305
  Receivables............................................        4,111              --         4,111
  Inventories............................................        6,709              --         6,709
  Deferred tax assets....................................          403              --           403
  Other current assets...................................          466              --           466
                                                               -------        --------       -------
     Total current assets................................       11,689           1,305        12,994
                                                               -------        --------       -------
Plant and equipment:
  Machinery, furniture and equipment.....................        8,263              --         8,263
  Leasehold improvements.................................          254              --           254
                                                               -------        --------       -------
                                                                 8,517              --         8,517
Less accumulated depreciation............................        4,959              --         4,959
                                                               -------        --------       -------
                                                                 3,558              --         3,558
                                                               -------        --------       -------
Excess of cost over fair value of net assets acquired,
  net....................................................        2,332              --         2,332
Other assets.............................................           62              --            62
                                                               -------        --------       -------
                                                               $17,641        $  1,305       $18,946
                                                               =======        ========       =======
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable.......................................      $ 2,937        $     --       $ 2,937
  Accrued liabilities....................................        1,624              --         1,624
  Intercompany indebtedness..............................                        8,500 (2)
                                                                    --          (8,500)(2)        --
                                                               -------        --------       -------
     Total current liabilities...........................        4,561              --         4,561
                                                               -------        --------       -------
Deferred revenue.........................................          233              --           233
Deferred tax liabilities.................................          189              --           189
                                                               -------        --------       -------
                                                                   422              --           422
                                                               -------        --------       -------
Stockholders' equity:
  Tridex investment in the Company.......................       12,658         (12,658)(3)        --
  Stockholders' equity...................................           --          13,963 (4)    13,963
                                                               -------        --------       -------
     Total stockholders' equity..........................       12,658           1,305        13,963
                                                               -------        --------       -------
                                                               $17,641        $  1,305       $18,946
                                                               =======        ========       =======

- ---------------
(1) To record the estimated net proceeds from the Offering, net of repayment of intercompany indebtedness to Tridex of $8,500.

(2) Reflects the reclassification to intercompany debt of $8,500 from Tridex investment in the Company and reflects that portion of the net proceeds used to repay this intercompany indebtedness.


(3) Reflects the change in Tridex investment in the Company for the issuance of all outstanding shares of the Company's Common Stock to Tridex ($4,158), and the intercompany indebtedness to be repaid to Tridex ($8,500).



(4) Reflects the issuance of shares of Common Stock to Tridex ($4,158), and the net proceeds from the Offering ($9,805).


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION
OVERVIEW


     Transact designs, develops, manufactures and markets transaction based printers and related products, under the ITHACA and MAGNETEC brand names. The Company's printers are used to provide transaction records such as receipts, tickets, coupons, register journals and other documents. The Company focuses on four vertical markets: POS; gaming and lottery; financial services; and kiosks. The Company operates in one industry segment, computer peripheral equipment, and sells its products, primarily in the United States and Canada.


     For the nine months ended December 31, 1995, sales in the POS market represented approximately 57.6% of net sales of the Company; sales in the gaming and lottery market represented approximately 27.0% of net sales; sales in the financial services market represented approximately 7.7% of net sales; and sales in the kiosk market represented approximately 7.7% of net sales.


     For the nine months ended December 31, 1995, the Company's direct sales outside of the United States amounted to $1,875,000, or approximately 7.4% of net sales. A component of the Company's strategic plan is to increase international sales. To implement this plan, the Company has entered into a strategic marketing agreement with Okidata and a sales agreement with Oki Europe, establishing Oki Europe as the exclusive distributor of the Company's POS and kiosk products in Europe, the Middle East and North Africa. In this territory, Oki Europe has approximately 40 sales offices and, the Company believes, significant brand name recognition and distribution capability. The Company expects access to Oki Europe's distribution capability to provide quicker, easier and more cost-effective penetration of the geographic markets involved than if the Company had sought to develop its own distribution infrastructure or had attempted to select distributors for the territory on a country-by-country basis. The Company granted certain exclusive rights under this agreement as an inducement to Oki Europe to use best efforts and dedicate sufficient financial resources to maximize its distribution and marketing activities. Subject to the terms of the agreement, Oki Europe will have the exclusive right to sell the Company's POS and kiosk products in the territory until 2001. Depending upon the availability of other international distributors, the Company's ability to obtain acceptable contractual terms from such distributors and other factors, the Company may enter into similar agreements for other international markets or pursue alternate methods. The time and financial resources required to develop distribution capability for additional international markets will depend upon the methods ultimately pursued by the Company in various regions and cannot be determined at this time.



     Prior to December 1995, Tridex conducted the business of the Company through its wholly-owned subsidiaries, Magnetec and Ithaca. In December 1995, Tridex began operating the businesses of Magnetec and Ithaca under a single management team. In June 1996, the Company was incorporated as a wholly-owned subsidiary of Tridex. Following the incorporation, Tridex, the Company, Magnetec and Ithaca entered into the Plan of Reorganization whereby, subject to certain conditions: (i) Ithaca will merge into Magnetec; (ii) the Company will transfer certain assets used in manufacturing a printer ribbon product line to Tridex no later than December 31, 1996; (iii) the Company will issue 5,400,000 shares of Common Stock to Tridex in exchange for all the outstanding shares of Magnetec;
(iv) the Company will effect the Offering and the Distribution; (v) the Company will repay $8,500,000 of intercompany indebtedness to Tridex; and (vi) the Company will agree to certain other matters. See "Relationship Between the Company and Tridex."


     Because the Company was wholly-owned by Tridex during the periods presented, the Combined Financial Statements may not necessarily reflect the results of operations or financial position of the Company or what the results of operations would have been if the Company had been a stand alone entity during those periods. This discussion should be read in conjunction with these financial statements and notes thereto for such periods and such fiscal years included elsewhere in this Prospectus.

     Retailers typically reduce purchases of new POS equipment in the fourth quarter, due to the increased volume of consumer transactions in that period, and the Company's sales of printers in the POS market historically have increased in the third quarter and decreased in the fourth quarter. However, the Company has not experienced material seasonality in its total net sales, due to offsetting increased sales in other markets.

     In December 1995, the Company's fiscal year end was changed to December 31 from the Saturday closest to March 31.

RESULTS OF OPERATIONS


     The following table summarizes certain components of net income as a percentage of net sales for the periods indicated.


                                         FISCAL YEAR
                                            ENDED                 NINE MONTHS ENDED           SIX MONTHS ENDED
                                     -------------------     ---------------------------     ------------------
                                     APRIL 2,   APRIL 1,     DECEMBER 31,   DECEMBER 31,     JULY 1,   JUNE 29,
                                       1994       1995           1994           1995          1995       1996
                                     --------   --------     ------------   ------------     -------   --------
Net sales..........................    100.0%     100.0%         100.0%         100.0%        100.0%     100.0%
Cost of sales......................     65.5       67.0           67.0           68.7          66.2       66.3
                                       -----      -----          -----          -----         -----      -----
Gross profit.......................     34.5       33.0           33.0           31.3          33.8       33.7
                                       -----      -----          -----          -----         -----      -----
Operating expenses:
  Engineering, design and
  product development costs........      7.1        5.1            4.9            6.0           5.6        6.5
  Selling, general and
     administrative expenses.......     20.2       16.8           16.2           17.9          18.4       14.6
  Provision for restructuring......       --         --             --            1.2            --         --
                                       -----      -----          -----          -----         -----      -----
                                        27.3       21.9           21.1           25.1          24.0       21.1
                                       -----      -----          -----          -----         -----      -----
Operating income...................      7.2       11.1           11.9            6.2           9.8       12.6
Other income (expense), net........      0.8        0.4            0.4           (0.1)          0.1        1.4
                                       -----      -----          -----          -----         -----      -----
Income before income taxes.........      8.0       11.5           12.3            6.1           9.9       14.0
Income tax provision...............      3.4        4.6            4.9            2.5           4.0        5.4
                                       -----      -----          -----          -----         -----      -----
Net income.........................      4.6%       6.9%           7.4%           3.6%          5.9%       8.6%
                                       =====      =====          =====          =====         =====      =====



  SIX MONTHS ENDED JUNE 29, 1996 COMPARED TO SIX MONTHS ENDED JULY 1, 1995



     Net Sales. Net sales for the six months ended June 29, 1996 increased $4,041,000, or 25%, to $20,225,000 from $16,184,000 in the comparable period of the prior year. Approximately $3,100,000 of the increase was due to increased shipments of the Company's recently introduced on-line lottery printers. The remainder of the increase reflects increased shipments of printers for other applications in the gaming and lottery market.



     Gross Profit. Gross profit increased $1,333,000, or 24%, to $6,807,000 from $5,474,000 in the comparable period of the prior year, primarily as a result of the higher volume of shipments of printers. The gross margin of 33.7% was essentially unchanged from the comparable prior period. The Company currently expects that its gross profit will increase, as net sales are expected to continue to increase, while its gross margin will remain relatively stable.



     Engineering and Product Development. Engineering, design and product development costs increased $395,000, or 43%, from $911,000 to $1,306,000 for the six months ended June 29, 1996, and increased as a percentage of net sales from 5.6% to 6.5%. This increase was due primarily to increases in the level of engineering staff, as well as increased product development and design costs, particularly for new products in the POS market.



     Selling, General and Administrative. Selling, general and administrative expenses decreased $10,000, or less than one percent, from $2,971,000 to $2,961,000, and decreased as a percentage of net sales from 18.4% to 14.6%. Selling expenses declined slightly, by $50,000, due primarily to sales staff reductions which were largely offset by increased commissions resulting from higher unit sales volume. A slight increase of $40,000 in general and administrative expenses was attributable primarily to increased allocations of general and administrative expenses from Tridex, which were largely offset by a decrease in compensation related costs resulting from the restructuring of the Ithaca and Magnetec businesses under unified management in December 1995.



     Other Income. Other income (expense), net increased $263,000 from $18,000 to $281,000 in the six months ended June 29, 1996, and increased as a percentage of net sales from 0.1% to 1.4%. This increase was the result of the inclusion of a $285,000 gain on the sale of marketable securities available for sale during the six months ended June 29, 1996. The Company acquired such securities in connection with the sale of its solenoid product line in fiscal 1994.



     Provision for Income Taxes. The provision for income taxes for the six months ended June 29, 1996 reflects an effective tax rate of 38.6%. The provision for this period includes a benefit resulting from certain tax credits. The effective rate in the comparable prior period was 40.8%.


  NINE MONTHS ENDED DECEMBER 31, 1995 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1994

     Net Sales. Net sales for the nine months ended December 31, 1995 increased to $25,497,000 from $25,426,000 in the comparable period of the prior year as the Company's sales in its principal markets were consistent for the relevant periods.

     Gross Profit. Gross profit decreased $423,000, or 5%, to $7,968,000 from $8,391,000 in the prior year's period. This decrease was primarily due to certain production start-up costs associated with the Company's new on-line lottery printer and the relocation of the Company's Connecticut facility in April 1995. The gross margin declined to 31.3% from 33.0%. In addition to the above, the Company's lower than historical gross margin in this period reflected an unfavorable change in the sales mix.

     Engineering and Product Development. Engineering, design and product development costs increased $289,000, or 23%, from $1,244,000 to $1,533,000 for the nine months ended December 31, 1995, and increased as a percentage of net sales from 4.9% to 6.0%. The increase reflects the development of new products and the enhancement of existing products, primarily for the POS market.


     Selling, General and Administrative. Selling, general and administrative expenses increased $439,000, or 11%, from $4,117,000 to $4,556,000 for the nine months ended December 31, 1995, and increased as a percentage of net sales from 16.2% to 17.9%. Selling expenses increased $62,000 due primarily to compensation-related costs for additional sales staff. The increase in general and administrative expenses of $377,000, resulted primarily from increased allocations of general and administrative expenses from Tridex and, to a lesser degree, costs related to the relocation of the Company's Wallingford, Connecticut facility and increased incentive compensation expense.


     Provision for Restructuring. During the nine months ended December 31, 1995, the Company recorded a provision for restructuring of $300,000 primarily to cover severance costs related to the combination of the Ithaca and Magnetec businesses under unified management.

     Other Income. Other income (expense), net for the prior period includes a gain of $115,000 from a contingent payment from the fiscal 1995 sale of the Company's solenoid product line.

     Provision for Income Taxes. The provision for income taxes for the nine months ended December 31, 1995 reflects an effective tax rate of 41.4%. The effective rate in the comparable prior period was 40%.

  FISCAL 1995 COMPARED TO FISCAL 1994

     Net Sales. Net sales for fiscal 1995 increased $9,564,000, or 40%, to $33,362,000 from $23,798,000 in fiscal 1994. The increase was primarily the result of increased unit shipments of printers into the POS and gaming and lottery markets.

     Gross Profit. Gross profit increased $2,800,000, or 34%, to $11,013,000 from $8,213,000 in the prior year primarily due to increased sales in the gaming and lottery market. The gross margin declined to 33.0% from 34.5%. The decrease was due primarily to a larger proportion of sales of printers to distributors at lower average selling prices resulting from volume discount pricing.

     Engineering and Product Development. Engineering, design and product development costs increased slightly from $1,687,000 to $1,708,000, but declined as a percentage of net sales from 7.1% to 5.1%. Increases in new product development costs related to printers for the POS market were offset by a reduction from the prior year in costs incurred related to a new on-line lottery printer, the development of which was substantially completed in fiscal 1994.


     Selling, General and Administrative. Selling, general and administrative expenses increased $797,000, or 17%, from $4,803,000 to $5,600,000 in fiscal 1995, but declined as a percentage of net sales from 20.2% to 16.8%. The increase in selling expenses of $490,000 was the result of increased sales commissions and increased employee costs to support greater sales volume, as well as the opening of a European sales office. The increase in general and administrative expenses of $307,000 was primarily the result of additional employees to support business growth and increased compensation related expenses.


     Other Income. Other income (expense), net for fiscal 1994 consisted primarily of a gain of $175,000 from the sale of the Company's solenoid product line. Other income (expense), net for fiscal 1995 included a gain of $115,000 from a contingent payment related to the same transaction.

     Provision for Income Taxes. The provision for income taxes for fiscal 1995 reflects an effective tax rate of 39.9%. The effective rate in the prior period was 42.4%.

LIQUIDITY AND CAPITAL RESOURCES


     The Company generated cash flows from operations of $1,431,000, $2,913,000, $1,881,000 and $1,166,000 for fiscal years 1994 and 1995, the nine months ended December 31, 1995, and the six months ended June 29, 1996 respectively.


     Historically, the Company has participated in the centralized cash management system which Tridex uses to finance its domestic operations. Cash deposits from the Company have been transferred to Tridex on a daily basis and Tridex has funded the Company's disbursement bank accounts as required. Upon the completion of the Offering, the Company will no longer participate in the Tridex cash management system.


     When necessary, the Company has obtained required funds in excess of cash flow from operations from Tridex. The Company provided sufficient cash to support its operations and to provide net cash to Tridex aggregating $1,580,000, $1,863,000, $551,000 and $720,000 for fiscal years 1994 and 1995, the nine months ended December 31, 1995, and the six months ended June 29, 1996 respectively.


     The Company is currently negotiating to obtain an independent revolving credit facility from Tridex's lender. The Company expects to use borrowings on this credit facility to fund its short-term working capital requirements, as they arise.


     The Company's capital expenditures were approximately $598,000, $1,203,000, $1,334,000 and $961,000 for fiscal years 1994 and 1995, the nine months ended December 31, 1995 and the six months ended June 29, 1996, respectively. These expenditures primarily included tooling and factory machinery and equipment. In addition, capital expenditures in fiscal 1995 and the nine months ended December 1995 included new leasehold and equipment purchases related to the relocation of the Company's Wallingford, Connecticut facility. The Company's capital expenditures for fiscal 1996 are expected to be approximately $2,400,000, relating primarily to new product tooling.


     Management believes that the net proceeds from the Offering, after the payment of $8,500,000 of intercompany indebtedness to Tridex, together with the Company's cash flows from operations and available borrowings under its anticipated credit facility, will provide sufficient resources to meet the Company's working capital needs, finance its projected capital expenditures and meet its liquidity requirements through December 31, 1997.

                                    BUSINESS


     TRANSACT designs, develops, manufactures and markets transaction based printers and related products under the ITHACA and MAGNETEC brand names. The Company's printers are used to provide transaction records such as receipts, tickets, coupons, register journals and other documents. The Company focuses on four vertical markets: POS (from which the Company derived approximately 57.6% of its net sales in the nine months ended December 31, 1995); gaming and lottery (approximately 27.0% of net sales); financial services (approximately 7.7% of net sales); and kiosks (approximately 7.7% of net sales). The Company sells its products directly to end users, OEMs, VARs and selected distributors, primarily in the United States and Canada. The Company believes that its success to date has resulted, in part, from (i) the quality of its printers, which it believes exceed industry performance norms for durability and reliability and (ii) its flexible engineering and manufacturing systems, which enable it to design, manufacture and ship, on a short lead time basis, printers with features and functions chosen by its customers.


     Transact manufactures and sells customizable and custom dot matrix and thermal printers for applications requiring up to 60 character columns in each of its four vertical markets. The Company also sells an 80 column laser printer for kiosk applications. The Company's customizable products include several series of printers which offer customers the ability to choose from a variety of features and functions. Options typically include different printing technologies, print speeds, paper handling capacities and numbers of print stations. In addition to its customizable printers, Transact manufactures custom printers for certain OEM customers. In collaboration with these customers, the Company provides engineering and manufacturing expertise for the design and development of specialized printers.

INDUSTRY OVERVIEW

     The four vertical markets for transaction based printers addressed by the Company are as follows:

     The POS Market. The POS market, the largest market served by the Company, consists primarily of retailers, including specialty stores, fast-food restaurants, convenience stores, gas stations, supermarkets and other retail outlets where a receipt or other printed transaction record is generated in connection with the sale of a product or service. Until the early 1980s, a small number of vertically integrated cash register manufacturers dominated the market for POS devices. The increased use of personal computers ("PCs") in the POS market and the trend toward open systems, in which hardware and software elements from different manufacturers can be combined to obtain the mix of features desired by the customer, has created opportunity in the POS market for manufacturers of peripheral devices, such as printers. Although PCs can be utilized in a wide range of POS applications with little or no alteration, a printer connected to a PC in a POS application must satisfy specialized requirements for features, functions and reliability. In the context of these requirements, manufacturers of POS printers have experienced increased demand for their products. According to a recent study by Venture Development Corp., the total number of POS printers sold in the United States in 1995 was estimated to be 570,000. The Company has identified the following four types of sales opportunities with respect to the POS market: (i) new POS systems being installed in existing retail operations; (ii) expansion by existing users of POS systems into additional locations; (iii) replacement of obsolete or worn out printers in the installed base of POS printers; and (iv) demand for POS printers in the international market.


     The Gaming and Lottery Market. The gaming and lottery market is comprised of on-line lottery systems, casinos, keno systems, pari-mutuel betting, video lottery terminals ("VLTs") and other applications. The number of government sponsored lottery systems and licensed casinos has grown in recent years. The Company believes the gaming and lottery industry is established in the United States, with many states increasingly dependent on revenue from their lotteries and taxes on casinos and other forms of gaming. Total United States revenues from casinos, pari-mutuel betting and all forms of lotteries grew from approximately $643 million in 1984 to approximately $31.1 billion in 1994. Statistics obtained from LaFleur's World Lottery Almanac ("La Fleur") indicate that the number of installed on-line lottery terminals in the United States grew from approximately 96,000 in 1992 to approximately 125,000 in 1995, for a compound annual growth rate of approximately 9.3%, and that the number of installed on-line terminals outside the United States grew from 135,000 in 1994 to approximately 162,700 in 1995. This growth in the number of installed terminals has occurred while the number of states in the United States with on-line lottery systems has remained stable. The Company believes that the domestic installed base of on-line lottery systems will require new printers as existing terminals are replaced. The Company also believes that the international market will experience significant growth in new installations. The increased use of keno games, either in conjunction with on-line lottery systems or on a stand alone basis, has contributed to growth in the gaming and lottery market. Statistics obtained from La Fleur indicate that from 1989 through 1995, revenue collected by state sponsored keno games grew from approximately $65.7 million in one state to approximately $1.3 billion in eleven states. Although the expansion of keno and other forms of gaming and lottery will depend, in part, on additional states and countries adopting enabling legislation, the Company believes that strong growth will continue and that, through its relationship with GTECH, it is well positioned to meet the increasing demand in this market.


     The Financial Services Market. The financial services market is comprised of ATMs, bank teller systems and money order printers as well as printers used on the floor of the New York Stock Exchange and in brokerage houses. ATMs represent the largest sector of this market served by Transact. According to Retail Banking Research Ltd. ("Retail Banking"), the installed base of ATMs is approximately 123,000 units in the United States and approximately 483,000 units worldwide. Retail Banking reports that from 1994 to 1995 the number of ATMs installed worldwide increased 13.6% from approximately 425,000 units to approximately 483,000 units, and that regionally the number of installed ATMs increased 10.1% in Europe, from approximately 133,000 units to approximately 147,000 units, and 12.5% in the United States, from approximately 109,000 units to approximately 123,000 units. Many banks are deploying ATMs with an increasing array of products and services, which are available outside typical banking business hours. Mentis Corp. estimates that consumers used ATMs for approximately 15% of their retail banking transactions as of early 1996, that such utilization will increase to approximately 30% in 1997 and that by the year 2000 it will increase to between 40% and 50% of all retail banking transactions. As the banking industry has expanded applications for ATMs, the Company has sold over 60,000 ATM account statement printers. The Company has determined that, assuming utilization continues to rise and the banking industry continues to develop new applications, opportunities to sell existing products and develop new products should continue to expand.

     The Kiosk Market. The kiosk market is an emerging market comprised of unattended, interactive devices used to supply information or otherwise complete transactions in retail, government, education and other settings. For example, home improvement retailers use kiosks to answer frequently asked questions and, based on consumer responses to computer prompting, generate printed reports with product suggestions and the in-store location of the products. State and local governments also use kiosks to provide routine services. Kiosk technology is an outgrowth of ATMs, but consumer acceptance and business utilization have not met the expectations of kiosk vendors. Studies indicate that by 1998 the total number of installed kiosks will approximate 500,000 and total sales will approximate $2.7 billion. The Company believes that as new applications and the installed base of kiosks increase, the opportunity for increased printer sales will follow.

     Common Characteristics of the Four Vertical Markets. In each of the vertical markets discussed above, customers have, to varying degrees, a common set of requirements. These requirements include:

     - Features and Functions -- A variety of features and functions, including, validation, journal and slip printing, paper cutting and paper handling, print speed, foreign language fonts, and firmware options, are required for applications in these markets;

     - Durability and Reliability -- Printers in these four markets generally must be durable enough to provide a high level of performance while demonstrating high volume throughput, reduced service requirements and low error rates;

     - Compatibility -- Users must be able to incorporate printers easily into a broad range of hardware/software configurations; and

     - Service -- Customers require service in the following forms: (i) advice in selecting the appropriate printer for their particular application;
       (ii) real time order processing and tracking to inform them of the status of their orders; (iii) post-sale technical support to ensure satisfactory installation and use; and (iv) technical service and repair for warranty and non-warranty items. Large volume customers may also require maintenance and repair histories of individual products on a unit basis.

BUSINESS STRATEGY

     Transact's goal is to become a leading worldwide supplier of transaction based printers and related products in each of its markets. Key elements of the Company's strategy include:

     Focus on Four Vertical Markets. Transact has selected the four market sectors it currently serves based on the growth potential in each market, as well as the Company's evaluation of its ability to compete effectively with other suppliers. The Company believes it has significant brand recognition in each of these four markets. In its largest market, POS, Transact intends to leverage its brand recognition into a greater market share through the introduction of new products and broader distribution. In the gaming and lottery market, Transact intends to maintain its position as a primary supplier of on-line lottery impact printers to GTECH, the largest provider of on-line lottery systems in the world, and the primary supplier of impact printers for casino keno systems in Las Vegas and Reno, Nevada and Atlantic City, New Jersey. For the diverse financial services market, the Company intends to continue to offer a broad selection of products in the market for printing receipts, money orders, 60 column account statements and certain other financial transaction records. The Company currently provides bank account statement and money order printers to Interbold, the leading ATM manufacturer in the world. The kiosk market is in its development stage. In anticipation of future growth, Transact has developed a broad range of printers available for kiosk applications, including impact, thermal and laser printers. As this market grows, the Company intends to position itself as a leading supplier of kiosk printers.


     Expand Product Lines. The Company is committed to capitalizing on its existing market position, technology and engineering expertise by developing new products as well as product line extensions. In January 1996, the Company announced its new ITHACA Series 90 impact printer, which will offer print speeds faster than similarly configured competitors' impact printers. Shipments in quantity are expected to commence later this year. The Company also has under development a new ITHACA thermal printer for the POS market, which it expects to release in the first half of 1997. The Company believes that continued introduction of technologically advanced products will increase its market share. The Company believes its accumulated engineering expertise and design technology enable it to complete new product designs in shortened development cycles.


     Increase Geographic Market Penetration. Historically, the Company has sold its products primarily in the United States and Canada. The Company believes that significant opportunities exist to sell its products in markets outside North America. In order to penetrate these international markets, the Company has implemented a plan to establish distributor relationships in these growing markets. For example, the Company has entered into a strategic agreement with Okidata, pursuant to which the Company recently has entered into an exclusive sales and marketing agreement with Oki Europe to sell its POS and kiosk products in Europe, the Middle East and North Africa.

     Emphasize Engineering Expertise. The Company has accumulated engineering expertise in transaction based printer applications and has built an interdisciplinary staff of design and engineering professionals to develop reliable printers with the features and functions required by its targeted markets. The Company believes its expertise in the technology required for printer applications in the transaction based market distinguish it from other printer manufacturers less focused on this market. For example, paper handling in a transaction based printer requires satisfying technical specifications which typically are significantly more demanding than specifications for other types of printers. Transact believes it has the ability to satisfy these specifications and to solve other technical requirements unique to its markets. The Company intends to fully utilize that ability in developing and marketing new products.


     Capitalize on the Efficiencies of Its Flexible Manufacturing Systems. The Company's flexible manufacturing systems, based on standardized components and processes, enable the Company to produce customizable products without costly or time-consuming interruptions in manufacturing workflow. By utilizing such systems, the Company also achieves manufacturing efficiencies that allow it to ship products on a short lead time basis.

PRODUCTS AND SERVICES

     Printers, in both stand alone and open frame configurations, are based on the following four technology platforms: dot matrix impact, thermal, laser or ink jet. Customers choose the technology required for an application based on compatibility, reliability and functionality requirements and operating costs. The Company's revenues result predominantly from sales of impact printers because most transaction based applications require the characteristics best provided by the impact technology platform. However, in accordance with its product line expansion strategy, the Company has begun pursuing market share and growth opportunities by providing printers based on thermal and laser technology. The Company manufactures customizable and custom printers. Custom printers are specialized products designed and manufactured for OEM customers. Customizable printers, based on a standardized chassis, include several series of printers which offer customers the ability to choose from a variety of optional features and functions available in that series.


     Customizable Products. The Company's ability to produce customizable products is based upon its modular design approach, which facilitates the incorporation of optional features and functions into the standard model. List prices for Transact's customizable printers range from $400 to $3,000.
Descriptions of the Company's printers are set forth below.

                       TARGETED      DATE FIRST
     PRODUCT           MARKETS        SHIPPED                     PRODUCT DESCRIPTION
     -------           -------       ----------                   -------------------
Series 50........ POS, Financial        1987       Stand alone dot matrix impact 40 column receipt
                  Services                         and ticket printer which provides receipt,
                                                   journal and/or 15 line validation printing.
Series 50Plus.... POS, Financial        1995       Series 50 printer enhanced to operate at a
                  Services                         significantly higher speed.
Series 60........ POS, Financial        1992       Stand alone printer for inserted forms, which
                  Services                         provides any combination of slip, receipt and
                                                   journal printing.
Series 70........ Gaming and Lottery    1992       Open frame dot matrix printer, with cutting
                                                   mechanism, designed to be integrated into a VLT
                                                   with an optional paper transport and/or journal
                                                   tape.
Series 90........ POS, Financial        1996       Stand alone, high speed dot matrix printer with
                  Services                         built-in universal power supply, which provides
                                                   receipt, journal, slip and/or 17 line validation
                                                   printing.
Series 3000...... Kiosk                 1993       Entry level open frame dot matrix impact printer
                                                   with Transact's paper transport and cutting
                                                   mechanisms.
Series 4000...... POS, Gaming and       1985       Stand alone or open frame, dot matrix impact
                  Lottery, Financial               printer available with a full line of features.
                  Services, Kiosk
Series 5000...... Gaming and Lot-       1992       Direct thermal printer offering different types
                  tery, Financial                  of exit systems such as automatic paper cutting,
                  Services, Kiosk                  adjustable transport and patented self-clearing
                                                   paper path.
Series 6000...... POS, Gaming and       1986       Stand alone or open frame, 60 column dot matrix
                  Lottery, Financial               impact printer available with a full line of
                  Services, Kiosk                  features.
Series 8000...... Financial             1996       Laser printer to print on three paper sizes from
                  Services, Kiosk                  software selectable bins, with a Transact paper
                                                   transport system. Lowest operating cost currently
                                                   available for laser printers.

     Representative customers for the Company's customizable products include PAR Microsystems Corp. and Panasonic, systems integrators that provide POS systems to nationally recognized fast food outlets, Blockbuster Entertainment, Western Auto Supply and WMS Gaming Incorporated.

     Custom Products. In addition to its customizable printers, Transact manufactures custom printers for certain OEM customers. The Company provides its engineering and manufacturing expertise to design and develop, in collaboration with these customers, specialized printers which meet the customer's specifications. Transact manufactures the following custom printers exclusively for the following OEM customers:

     GTECH -- Transact manufactures for GTECH, the leading worldwide supplier of on-line lottery systems, a 27 wire printhead, open frame, open paper path, dot matrix printer. The Company began designing this printer in 1993 and manufacturing in 1995, and is the sole supplier of this printer pursuant to a manufacturing agreement, which expires in September 1998.

     Interbold -- Transact manufactures for Interbold, a leading worldwide supplier of ATMs, a 60 column, 9 wire printhead, dot matrix printer with a document transport mechanism used to print bank account statements for customers at ATMs. Transact manufactures this custom printer for Interbold on an as ordered basis.

     Other Products. In addition to printer products, the Company manufactures, designs and sells an optical mark-sense reader which uses a light source to read lottery, pari-mutuel betting and other gaming slips marked by consumers. Once the slips are read, a printer produces a lottery ticket or other gaming record. The Company also manufactures and sells document transport mechanisms required to deliver the finished printed output to the consumer in unattended applications, such as ATMs and kiosks. The Company also offers printer ribbons, paper and replacement parts for all its products.


     Customer Service. The Company provides customers with telephone sales and technical support, a personal account representative for orders, shipping and general information and expedited shipping for orders of its customizable and custom products. Technical and sales support personnel receive training in all the Company's products and services manufactured at their facility. The Company's printers generally carry a one-year limited warranty. Two-year warranties are available for purchase to supplement the original warranty. During the nine months ended December 31, 1995 the Company derived approximately 5.6% of its revenues from the sale of spare parts, approximately 3.0% from out-of-warranty services and extended maintenance agreements and approximately 1.1% from consumable supplies. The Company's costs to provide services and parts required under warranties have historically not been material.


PRODUCT DEVELOPMENT


     In keeping with its strategy of enhancing and expanding its product lines, in 1995 the Company introduced the ITHACA 50Plus, a Series 50 impact printer with enhanced print speed, and commenced shipments in quantity of the GTECH on-line lottery printer, a custom engineered product. In June 1996, Transact commenced shipments of the Series 8000 printer for kiosks, its first laser printer for any application. In January 1996, the Company announced its new ITHACA Series 90 impact printer, which offers print speeds faster than competitors' similarly configured impact printers. Shipments in quantity are expected to commence in the fourth quarter of 1996. The Company also has under development a new ITHACA thermal printer, its first thermal printer for the POS market, which it expects to release in the first half of 1997. In May 1996, Transact entered into a strategic agreement with Okidata, regarding a variety of joint sales, marketing and other opportunities. In conjunction with this agreement, the Company may collaborate with Okidata or its affiliates to design, manufacture and sell new products to meet a variety of market needs. Building on its proven products and technology, Transact intends to continue to develop new products that fulfill its customers' requirements at competitive prices.


MANUFACTURING

     Transact's integration of computer aided design ("CAD") and computerized material requirements planning systems with its flexible manufacturing techniques supports efficient manufacturing and enables the delivery of finished products on a short lead time basis. The Company believes that these systems and techniques allow it not only to respond promptly to customer requirements but also to manage manufacturing operations in more efficient manner. The Company also believes this capability provides a significant advantage over Transact's principal competitors, most of which require substantial order lead time.

     Transact utilizes CAD systems, designs its products on a modular basis that emphasizes the use of common parts in different models and organizes its manufacturing floors with a combination of assembly lines and manufacturing cells. In the cell manufacturing system, a small group of employees, organized around a shared work area, assemble a complete product. Like assembly lines, these shared work areas are equipped with the tools and prepositioned components that may be needed to assemble a number of different products. The use of these cells enables the Company to switch from one product to another and to produce a large number of small orders efficiently using a small number of employees and floor space, compared to traditionally configured assembly lines. Employees at each of the Company's facilities are cross trained to assemble all products manufactured at their facility. The Company believes its utilization of CAD systems, manufacturing information systems, modularized product design, and standardized components and manufacturing processes provide an efficient combination of productivity and flexibility.

SALES, MARKETING AND DISTRIBUTION

     Transact markets its products through a network of selected distributors, OEMs, VARs and systems integrators, as well as directly to end users. The Company's use of multiple sales channels allows it to reach customers of all sizes in each of its four vertical markets. The Company also utilizes a direct sales force comprised of eight employees located in Connecticut, New York, California, Georgia and the United Kingdom. Transact markets its custom products through a consultative sales process, in which its sales managers, engineers and designers collaborate with the technical staff of a customer or prospective customer to develop a printer which fulfills the customer's requirements. By contributing significantly to the product development process, Transact believes it also builds a competitive advantage into the customer relationship.


     Transact also believes that its customer service activities constitute an integral part of the sales and marketing functions. Personal account representatives provide information regarding orders and shipping status, and technical support personnel receive training regarding other manufacturers' products, so they can assist customers with technical issues encountered when installing the Company's products in combination with products of other manufacturers.



     The normal sales cycle for custom products ranges from 12 to 24 months. With few exceptions, non-recurring engineering costs and other costs directly attributable to the development of new custom products are reimbursed by the customer. The normal sales cycle for customizable products ranges from one to three months and, as these sales are made from existing product lines, requires no unusual capital commitment from the Company or customers.


     In conjunction with the strategic agreement between Transact and Okidata, Transact entered into a separate agreement that establishes Oki Europe as the exclusive distributor of Transact's POS and kiosk products in Europe, the Middle East and North Africa. Although no minimum purchases are required under the agreement, based on Oki Europe's existing distribution network and the stage of development of the transaction based printer market in these areas, the Company anticipates this arrangement will contribute materially to its sales without requiring the Company to expand its own international sales and marketing infrastructure.

COMPETITION

     The market for transaction based printers is extremely competitive, and the Company expects such competition to intensify in the future. The Company competes with a number of companies, many of which have greater financial, technical and marketing resources than the Company. The Company believes its ability to compete successfully depends on a number of factors both within and outside its control, including durability, reliability, quality, design capability, product customization, price, customer support, success in developing new products, manufacturing expertise and capacity, supply of component parts and materials, strategic relationships with other suppliers, the timing of new product introductions by the Company and its competitors, general market and economic conditions and, in some cases, the uniqueness of its products. Two of the Company's competitors, Epson and Star together control approximately 50% to 60% of the United States market for POS printers, a market in which the Company's strategy calls for increased market share. Other principal competitors include Axiohm, Citizen and DH Technology. Certain competitors of the Company with lower costs, attributable to higher volume production and off-shore manufacturing locations, offer lower prices than the Company from time to time. See "Risk Factors -- Competition."

     In the gaming and lottery, financial services and kiosk markets, no single supplier holds a dominant position. Certain of the Company's products sold for gaming and lottery, kiosk and financial service applications compete based upon the Company's ability to provide highly specialized products, custom engineering and continuous technical support.


     The Company's strategy for competing in its markets is to continue to develop new products and product line extensions, to increase its geographic market penetration and to take advantage of strategic relationships. Although the Company has historically maintained or increased sales with this strategy and believes that its products, operations and relationships provide a competitive foundation, there can be no assurance that the Company will compete successfully in the future. See "Management's Discussion and Analysis of the Results of Operations and Financial Condition -- Overview", " -- Results of Operations -- Engineering and Product Development" for each period discussed therein and "Business -- Business Strategy," " -- Product Development" and
" -- Sales, Marketing and Distribution."


PROPERTIES

     The Company leases approximately 36,000 square feet of manufacturing and office space in Ithaca, New York and approximately 44,000 square feet of manufacturing and office space in Wallingford, Connecticut, which includes the Company's corporate headquarters. The Company anticipates expanding the warehouse space in its Ithaca, New York facility. The Company believes its properties and equipment are in good operating condition and, with the expanded warehouse space, adequate for present needs.

SOURCES AND AVAILABILITY OF MATERIALS

     The principal materials used in manufacturing are copper wire, magnetic metals, injection molded plastic parts, formed metal parts and electronic components. Although the Company could experience temporary disruption if certain suppliers ceased doing business with the Company, the Company's requirements generally are available from a number of sources. However, the Company is dependent upon Okidata for Oki Kits. The loss of the supply of Oki Kits would have a material adverse effect on the Company. Transact has a contract with Okidata to provide a sufficient quantity of Oki Kits until August 2000. Transact believes its relations with Okidata are good and has received no indication that the supply agreement will not be renewed beyond the expiration of the current contract. Transact cannot be certain, however, that the supply agreement will be renewed, or if renewed, that the terms will be as favorable as those under the current contract. See "Risk Factors -- Dependence on Certain Supplier."

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company owns several patents, one of which it considers material. That patent covers an automated paper cut-off device, which is a feature offered on certain of the Company's POS printers. The Company regards certain manufacturing processes and designs to be proprietary and attempts to protect them through employee and third-party nondisclosure agreements and similar means. It may be possible for unauthorized third parties to copy certain portions of the Company's products or to reverse engineer or otherwise obtain and use, to the Company's detriment, information that the Company regards as proprietary. Moreover, the laws of some foreign countries do not afford the same protection to the Company's proprietary rights as do United States laws. There can be no assurance that legal protections relied upon by the Company to protect its proprietary position will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.


     The Company currently holds United States trademarks on the names ITHACA, 50Plus and PcOS, and has applied for registration of TRANSACT, MAGNETEC and Made to Order. Built to Last. Although the Company regards its trademarks and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products, the Company does not believe that its overall success is dependent upon legal protections afforded to its intellectual property rights. See "Risk Factors -- Intellectual Property and Proprietary Rights."

GOVERNMENT REGULATION AND INDUSTRY STANDARDS


     Certain of the Company's products must comply with regulations promulgated by the Federal Communications Commission in the United States and CE Mark in the European Union. In addition, the Company must satisfy industry standards set by the Underwriters Laboratory in the United States, the Canadian Standards Association and TUV Rheinland or VDE in Germany. The Company believes its products currently satisfy the applicable industry standards. The Company has not yet sought ISO 9000 certification, but may do so in the future. The Company's operations are also subject to certain federal, state and local requirements relating to environmental, waste management, health and safety regulations. The Company believes its business currently is operated in compliance with applicable government regulations. There can be no assurance that future regulations will not require the Company to modify its products or operations to meet revised requirements. Failure to comply with future regulations could result in a material adverse effect on the Company's results of operations. In connection with the Plan of Reorganization, Tridex has agreed to indemnify the Company from any liabilities, including certain environmental liabilities, which could arise in connection with a manufacturing facility owned by Tridex and formerly operated by the Company.


     One of the Company's key customers, GTECH, must comply with statutes and regulations regarding on-line lotteries in the United States and numerous foreign jurisdictions. Failure by GTECH to comply with such statutes or regulations could result in a loss of orders from GTECH and have a material adverse effect on the Company's results of operations.

EMPLOYEES


     As of July 31, 1996, the Company employed 229 persons, of which 196 were full-time and 33 were temporary employees. Of the full-time employees, 19 were employed in sales and marketing functions, 160 were employed in engineering and manufacturing functions, and the remaining 17 employees performed general and administrative functions. None of the Company's employees are covered by collective bargaining agreements. The Company considers its relationship with its employees to be good.


LITIGATION

     As of the date of this Prospectus, the Company is not a party to any litigation which, if adversely determined, could have a material adverse impact on the business, financial condition or results of operations of the Company. From time to time the Company may be involved in litigation in the ordinary course of business, but the Company does not believe that such matters represent a material risk to the business, financial condition or results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Information with respect to the executive officers and directors of the Company, all of whom were elected or appointed to such positions in June 1996, is set forth below:


          NAME               AGE                     POSITION
          ----               ---                     --------
Thomas R. Schwarz(1)(2)      59      Chairman of the Board
Bart C. Shuldman             39      Chief Executive Officer, President and
                                     Director
Richard L. Cote              54      Executive Vice President, Chief
                                     Financial Officer, Treasurer, Secretary
                                     and Director
Lucy H. Staley               45      Senior Vice President -- General Manager
                                     (Ithaca, New York facility)
John Cygielnik               51      Senior Vice President -- General Manager
                                     (Wallingford, Connecticut facility)
Michael S. Kumpf             46      Senior Vice President -- Engineering
Graham Y. Tanaka(1)(2)       48      Director
Charles A. Dill(1)(2)        57      Director

- ---------------


(1) Member of the Audit Committee



(2) Member of the Compensation Committee


     THOMAS R. SCHWARZ, Chairman of the Board, was Chairman of Grossman's Inc., a retailer of building materials, from 1990 to 1994. From 1980 to 1990, he was President, Chief Operating Officer and a director of Dunkin' Donuts Incorporated, a food service company. Mr. Schwarz has been a Director of Tridex since 1995. He is also a director of Lebhar-Friedman Publishing Company.

     BART C. SHULDMAN, Chief Executive Officer, President and Director, joined Magnetec as Vice President of Sales and Marketing in April 1994 and has served as President of Magnetec since August 1994 and President of the combined operations of Ithaca and Magnetec since December 1995. Prior to joining Magnetec, he held several management positions with Mars Electronics International, a division of Mars, Incorporated from 1989 to 1993. Most recently, he was Business Manager for the North American Amusement, Gaming and Lottery operations. From 1979 to 1989, he held manufacturing and sales management positions with General Electric Company.


     RICHARD L. COTE, Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director, has served as Senior Vice President and Chief Financial Officer of Tridex since September 1993. Mr. Cote joined Tridex as a Vice President in June 1993. From October 1991 to March 1993, he was a self-employed management consultant. From January 1991 to September 1991, he was Vice President and Corporate Controller of Wang Laboratories, Inc. From November 1989 to December 1990, he was Executive Vice President of Capital Resources Management, Inc. Previously, Mr. Cote held management positions with Emhart Corporation, Xerox Corporation and Price Waterhouse LLP.


     LUCY H. STALEY, Senior Vice President-General Manager (Ithaca, New York facility), has served as a Vice President of Ithaca since she joined the Company in 1984. From 1984 until 1990, when Tridex acquired Ithaca, Ms. Staley also served as Treasurer of Ithaca. From 1982 until 1984, Ms. Staley served as Vice President and Treasurer of Rome Cable Corporation, and from 1975 until 1982 was employed as a certified public accountant with KPMG Peat Marwick.

     JOHN CYGIELNIK, Senior Vice President-General Manager (Wallingford, Connecticut facility) joined Magnetec as Controller in 1992, and has served as Vice President of Finance of Magnetec since 1993. From 1976 until 1992, Mr. Cygielnik was employed by Data General Corporation, a computer hardware manufacturer, where he served in various positions, most recently as Controller for Manufacturing and Field Service Operations.

     MICHAEL S. KUMPF, Senior Vice President-Engineering, has served as Vice President of Engineering of Ithaca since he joined the Company in 1991. From 1973 until 1991, Mr. Kumpf was employed by NCR Corporation, where his most recent position was Director of Engineering-Retail Systems Printer Division.


     GRAHAM Y. TANAKA, Director, has served as a Director of Tridex since 1988. Mr. Tanaka has been President of Tanaka Capital Management, Inc., an investment management firm, since 1986. From 1989 until 1996, Mr. Tanaka was a limited partner of McFarland Dewey & Co., a financial advisor to the Company and Tridex.

     CHARLES A. DILL, Director, is a General Partner of Gateway Associates, a venture capital firm. Mr. Dill has served as Chairman of Saleskit Software Inc. since 1995. From 1991 until 1995 Mr. Dill served as President, Chief Executive Officer and a Director of Bridge Information Systems, Inc. and from 1988 to 1990 he was President, Chief Operating Officer and a Director of AVX Corporation. Mr. Dill currently serves as a Director of Zoltek Companies, Inc. and Stifel Financial Corp. Prior to 1988, Mr. Dill was Senior Vice President and a member of the Office of the Chief Executive of Emerson Electric Company.

THE BOARD OF DIRECTORS AND CERTAIN BOARD COMMITTEES

     The Certificate of Incorporation of the Company provides for the Board of Directors to be divided into three classes of directors serving staggered three year terms, with the initial terms of Messrs. Schwarz and Shuldman expiring in 1999, the initial terms of Messrs. Cote and Tanaka expiring in 1998 and the initial term of Mr. Dill expiring in 1997. See "Description of Capital
Stock -- Anti-Takeover Effects of Certain Statutory and Charter
Provisions -- Classified Board of Directors."


     The Board of Directors has established an Audit Committee to recommend the firm to be appointed as independent accountants to audit the Company's financial statements and to perform services related to the audit, review the scope and results of the audit with the independent accountants, review with management and the independent accountants the Company's year-end operating results, consider the adequacy of the Company's internal accounting and control procedures, review the non-audit services to be performed by the independent accountants and consider the effect of such performance on the accountants' independence. The Audit Committee consists of Messrs. Schwarz, Tanaka and Dill, with Mr. Dill as the Chairman.



     The Board of Directors has also established a Compensation Committee and a Nominating Committee. The Compensation Committee, which consists of Messrs. Schwarz, Tanaka and Dill, with Mr. Schwarz as the Chairman, will review and recommend the compensation arrangements for all directors and officers, approve such arrangements for other senior level employees and administer and take such other action as may be required in connection with certain compensation plans of the Company. The Nominating Committee, which consists of the full Board of Directors with Mr. Tanaka as the Chairman, will nominate persons for election to the Board of Directors. The Nominating Committee will consider nominees recommended by stockholders in accordance with the procedure described under "Description of Capital Stock -- Anti-Takeover Effects of Certain Statutory and Charter Provisions."


COMPENSATION OF DIRECTORS


     The Company's policy for compensation of non-employee Directors provides that each outside director, in addition to participation in the Directors' Plan described below under "Stock Plans," of the Company will be entitled to receive
(i) $750 for each Board of Directors' meeting attended ($250 for each telephonic meeting), (ii) $300 for each Board of Directors' committee meeting attended and
(iii) $2,000 for each fiscal quarter served as Director as compensation for services rendered and expenses incurred. Chairmen of committees will receive $600 for each committee meeting. Directors occasionally may be asked to perform additional services for the Company for additional compensation.

COMPENSATION OF EXECUTIVE OFFICERS


     The following table summarizes the compensation paid or accrued by the Company to its Chief Executive Officer and each of its three most highly compensated executive officers who earned more than $75,000 ($100,000 if annualized) in salary and bonus in the nine months ended December 31, 1995 for services rendered in all capacities to the Company during that period.

                               SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION
                                                  ---------------------        ALL OTHER
              NAME AND PRINCIPAL POSITION         SALARY(1)      BONUS      COMPENSATION(2)
              ---------------------------         ---------     -------     ---------------
        Bart C. Shuldman........................   $107,768     $16,000          $5,651
          Chief Executive Officer
          and President
        Richard L. Cote(3)......................         --          --              --
          Executive Vice President and
          Chief Financial Officer
        Lucy H. Staley..........................     78,862       7,857           4,858
          Senior Vice President --
          General Manager
          (Ithaca, New York facility)
        John Cygielnik..........................     68,203       9,000           1,172
          Senior Vice President --
          General Manager
          (Wallingford, Connecticut facility)
        Michael S. Kumpf........................     83,962       8,539           4,932
          Senior Vice President --
          Engineering

- ---------------

(1) Includes a portion of salary deferred under the Tridex 401(k) plan.



(2) Includes aggregate value of Company matching contributions under the Tridex 401(k) plan and monthly automobile allowances of $400 for Mr. Shuldman, $350 for Ms. Staley and $350 for Mr. Kumpf in the nine months ended December 31, 1995.


(3) Mr. Cote was not an employee of Transact during the nine months ended December 31, 1995.


     The Company has entered into employment agreements with Messrs. Shuldman and Cote, providing for initial annual base salaries of $185,000 and $150,000, respectively. See "-- Employment and Severance Agreements." The Company expects the total amount of salary paid in 1996 to Ms. Staley, Mr. Cygielnik and Mr. Kumpf will equal approximately $119,000, $104,000 and $122,000, respectively.


     Executive Incentive Compensation Plan. Until the completion of the Distribution, employees of the Company will continue to participate in the Tridex incentive compensation plan. Upon completion of the Distribution, the Company intends to establish an Executive Incentive Compensation Plan for the purpose of providing certain incentives to officers and other key employees of the Company. Annual cash awards will be made to eligible employees as determined by the Compensation Committee, subject to the terms and conditions of the Plan. Awards will be equal to a percentage of base salary specified in the plan by reference to the level of achievement of objectives set in connection with the annual business planning process, up to a maximum of 35% of base salary.

     The 401(k) Plan. Until the completion of the Distribution, employees of the Company will participate in the Tridex 401(k) plan. Upon completion of the Distribution, the Company intends to establish the Transact Technologies Retirement Plan (the "401(k) Plan"), a defined contribution plan which is intended to qualify under Sections 401(a) and 501(a) of the Code. All employees of the Company and certain affiliates will be eligible to participate in the 401(k) Plan.

     Under the 401(k) Plan, a participant may elect to save between 1% and 15% of eligible annual compensation on a pre-tax basis, subject to limitations contained in the Code. The Company will be obligated to make a matching contribution in an amount equal to 37.5% of the first 4% of a participant's compensation contribution to the 401(k) Plan. Eligible compensation is all compensation received by the participant not in excess of $9,500 in 1996. The Company may, at the discretion of the Board, contribute additional amounts to the 401(k) Plan for the benefit of participants.

     Amounts contributed to the 401(k) Plan by the participant and the Company will be invested as designated by the participant. A participant is always fully vested in his savings contributions, and earns a vested right to all Company contributions made on his behalf after six years of vesting services with the Company, or upon the occurrence of death, disability or retirement at age 65. A participant may not withdraw any portion of his vested account from the 401(k) Plan during employment.


     Stock Plan. The Stock Plan, which has been approved by Tridex, as the sole stockholder of the Company, and by the Board of Directors, provides for the grant of awards covering a maximum of 600,000 shares of Common Stock to officers and other key employees of the Company.



     Awards under the Stock Plan may be granted in the form of: (i)incentive stock options within the meaning of Section 422 of the Code ("Incentive Stock Options"); (ii) options not intended to qualify as Incentive Stock Options ("Non-qualified Stock Options"); (iii) shares of Common Stock subject to specified restrictions ("Restricted Shares"); (iv) restricted units which entitle the holder thereof to receive one share of Common Stock (or equivalent cash payments) for each unit in increments during a restricted period ("Restricted Units"); (v) stock appreciation rights ("SARs") accompanying options or granted separately; or (vi) limited stock appreciation rights ("Limited SARs") accompanying options which are exercisable for cash upon a change of control. Except for Incentive Stock Options, there are no limitations on the aggregate number of shares of Common Stock which can be granted pursuant to such awards to any one individual. Shares reserved for issuance, but never issued, such as shares covered by expired or terminated options, generally will be available for subsequent awards.


     The Stock Plan will be administered by the Compensation Committee, which will have the authority subject to the terms of the Stock Plan to determine persons to whom awards may be granted. Generally, the terms and conditions of awards under the Stock Plan, include: (i) the number of shares of Common Stock covered by each award; (ii) the vesting schedule of options or the restricted period for Restricted Shares or Restricted Unit awards; (iii) the duration of an option, which, in the case of Incentive Stock Options, cannot exceed ten years (or five years if granted to a 10% or greater stockholder); (iv) the exercise price of options, which, in the case of Incentive Stock Options, cannot be less than the market price of Common Stock on the date of grant (or not less than 110% of such market price if granted to a 10% or greater stockholder); and (v) events which accelerate the exercisability of options or termination of restrictions, such as a change of control. All options, SARs and Limited SARs are nontransferable other than by will or the laws of descent and distribution. All restrictions on Restricted Shares or Restricted Units lapse upon the death or total disability of an employee.


     An option may be exercised by payment of the option price in cash (including money loaned by the Company to the optionee in compliance with applicable law and on such terms and conditions as the Compensation Committee may determine), or subject to the approval of the Compensation Committee, by payment in already owned shares of Common Stock or surrender of outstanding awards under the Stock Option Plan. The Compensation Committee, in its sole discretion, may determine that upon exercise of such option, no shares of Common Stock will be delivered and the employee will be entitled only to cash equal to the "appreciation value" (i.e., the aggregate fair market value of shares subject to the option less the aggregate exercise price of the option). Similarly, upon exercise of a SAR, the holder is entitled to receive cash, shares of Common Stock or a combination thereof in an amount equal to the appreciation value of shares covered by the SAR.



     The Board of Directors of Tridex has recommended, and the Compensation Committee has granted, incentive stock options for approximately 145,800 shares in the aggregate, under the Stock Plan to Mr. Shuldman, Mr. Cote, Ms. Staley, Mr. Cygielnik and Mr. Kumpf. The grant of these options is effective as of the date hereof, the exercise price is the initial public offering price per share paid for shares in the Offering and rights under these options will vest in five equal annual installments commencing on the first anniversary of the Offering. These options are exercisable for 10 years and are subject to all of the terms and provisions of the Stock Plan.


     The Compensation Committee will grant restricted shares in the aggregate amount of approximately 39,600 shares to Mr. Shuldman, Mr. Cote, Ms. Staley, Mr. Cygielnik and Mr. Kumpf effective immediately after the completion of the Distribution.



     Directors' Stock Plan. The Directors' Plan, which has been approved by the Board of Directors and Tridex, as the sole stockholder of the Company, provides that each non-employee director (a "participant") who is director at the time of the Offering will be granted an initial non-qualified option to purchase 10,000 shares of Common Stock as of the date of the Offering. Any person who becomes a participant after the date of the Offering will be awarded non-qualified options to purchase 5,000 shares of Common Stock effective as of the date of their election. Beginning in 1997, annual grants of non-qualified options to purchase 2,500 shares will be made, as of the first Board of Directors meeting after the annual meeting of stockholders, to each participant other than a director who is first elected at such annual meeting or within six months prior to such meeting. In each case, the exercise price will be equal to the market price on the date of grant. Options shall have a ten year term and will vest over a five year period, unless automatically accelerated in the event of death, disability or a change in control. Options may be exercised in whole or in part with cash, Common Stock or both. A total of 60,000 shares of Common Stock will be reserved for issuance under the Director Plan.


EMPLOYMENT AND SEVERANCE AGREEMENTS


     The Company and Mr. Shuldman have entered into an employment agreement which provides for an initial term of two years and an initial annual base salary of $185,000, subject to adjustment in the discretion of the Compensation Committee, plus an opportunity to earn cash bonus under the Company's Executive Incentive Compensation Plan. The employment agreement also provides for insurance and other benefits, continuation of salary and benefits in the event of termination, other than termination for cause, or following a change of control of the Company, and contains a non-competition provision.



     The Company and Mr. Cote have entered into an employment agreement which provides for an initial term of two years and an initial annual base salary of $150,000, subject to adjustment at the discretion of the Compensation Committee, plus an opportunity to earn cash bonus under the Executive Incentive Compensation Plan. The employment agreement also provides for insurance and other benefits, continuation of salary and benefits in the event of termination, other than termination for cause, or following a change of control of the Company, and contains a non-competition provision.


     The Company also will enter into severance agreements with Ms. Staley, Mr. Cygielnik, Mr. Kumpf and certain other employees. The severance agreements will provide for continuation of salary and certain benefits for a period of six months following a termination of employment other than for cause (as defined in the agreements) and, for the continuation of salary, the acceleration of vesting of all stock options and the continuation of certain benefits for one year following a change of control of the Company (as defined in the agreements).

                        TRIDEX AS PRINCIPAL STOCKHOLDER

     As of the completion of the Offering, Tridex will own approximately 82.4% (approximately 80.3% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. As described under "The
Company -- Background of the Offering and the Distribution," Tridex intends to distribute its ownership interest in the Company to the stockholders of Tridex as soon as practicable after the completion of the Offering through the Distribution. See "Risk Factors -- Risk of Non-Completion of the Distribution Transaction."

SECURITY OWNERSHIP IN TRIDEX OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth information as to the beneficial ownership of the common stock of Tridex and the anticipated ownership of Common Stock of the Company for each person who beneficially owns more than five percent of the common stock of Tridex as of July 30, 1996, each Director and Executive Officer of Tridex or the Company and all Directors and Executive Officers of the Company or Tridex as separate groups. The amounts set forth in this table are based on ownership of common stock of Tridex as of July 30, 1996 and assume (i) the completion of the Offering, without the exercise of the Underwriters' over-allotment option, (ii) the completion of the Distribution, (iii) the acceleration by Tridex of the vesting of all unvested options and warrants exercisable for shares of Tridex common stock prior to the Distribution and (iv) all owners of securities exercisable for or convertible into shares of Tridex common stock will exercise or convert all such securities prior to the record date for the Distribution. The number of shares of Transact Common Stock issued to Tridex was calculated to permit the Distribution to be effected on the basis of no less than one Transact share for each Tridex share outstanding on the Distribution record date. The precise rate of the Distribution will depend upon the actual number of convertible and exercisable securities of Tridex which are converted or exercised prior to the record date for the Distribution. The amounts in this table do not include any options that may be granted pursuant to the Company's Stock Plan. For all Directors and Executive Officers of the Company, the address for each beneficial owner listed below is 7 Laser Lane, Wallingford, Connecticut 06492. For all other beneficial owners other than Jack Silver, the address is 61 Wilton Road, Westport, CT 06880.



                                              TRIDEX COMMON STOCK                    COMPANY COMMON STOCK
                                      ------------------------------------   ------------------------------------
                                       AMOUNT AND NATURE OF     PERCENT OF    AMOUNT AND NATURE OF     PERCENT OF
                                      BENEFICIAL OWNERSHIP(1)     CLASS      BENEFICIAL OWNERSHIP(2)     CLASS
                                      -----------------------   ----------   -----------------------   ----------
TRIDEX EXECUTIVE OFFICERS AND
  DIRECTORS(3)
Seth M. Lukash......................           525,418(4)            12.7%            587,418                9.0%
Dennis J. Lewis.....................            99,614(5)             2.4             121,514                1.9
George T. Crandall..................            24,201(6)               *              32,001                  *
Alvin Lukash........................           116,603(7)             2.9             116,603                1.8
Paul J. Dunphy......................            35,775(8)               *              35,775                  *
Hugh Burnett........................             7,000(9)               *              22,500                  *
C. Alan Peyser......................             1,650(10)              *               1,650                  *
All Directors and Executive Officers
  of Tridex as a group (7
  persons)..........................           713,958               17.4             811,158               12.4
TRANSACT EXECUTIVE OFFICERS AND
  DIRECTORS
Bart C. Shuldman....................            30,100(11)              *              72,100                1.1
Richard L. Cote.....................            24,006(12)              *              72,006                1.1
Lucy H. Staley......................            18,775(13)              *              27,175                  *
Michael S. Kumpf....................            15,600(14)              *              24,000                  *
John Cygielnik......................             5,720(15)              *               9,800                  *
Graham Y. Tanaka+...................            86,840(16)            2.0              86,840                1.3
Thomas R. Schwarz+..................             1,650(17)              *               1,650                  *
Charles A. Dill.....................                 0                  *                   0                  *
All Directors and Executive Officers
  of Transact as a group (8
  persons)..........................           182,691                4.5             293,571                4.5
OTHER BENEFICIAL OWNER
Jack Silver.........................           249,707(18)            6.3             249,707                3.8
  150 East 58th Street
  New York, NY 10155

- ---------------
  *  Less than 1%.

  +  Indicates a director of both the Company and Tridex.


 (1) Except as otherwise indicated, each of the persons named in the table has sole voting power and sole investment power with respect to the shares set forth opposite his or her name.


 (2) Except as otherwise indicated, each of the persons named in the table has sole voting power and sole investment power with respect to the shares set forth opposite his or her name. The number of shares shown below include options subject to accelerated vesting prior to the Distribution.



 (3) After the completion of the Distribution, the individuals listed in this section of the table will be executive officers or directors of Tridex but not the Company.



 (4) Includes (i) 11,110 shares issuable upon the conversion of $100,000 principal amount of the Tridex 10.5% Senior Subordinated Convertible Debentures due December 31, 1997 (the "Debentures"), (ii) 1,000 shares issuable upon exercise of the detachable Warrant to Purchase Common Stock of Tridex (the "Private Placement Warrants"), issued in conjunction with the Debentures, (iii) 96,303 shares subject to an option granted to Seth M. Lukash by Alvin Lukash which expires on December 31, 1997, (iv) 18,000 shares subject to options currently exercisable under the Tridex 1989 Long Term Incentive Plan (the "1989 Plan") and (v) 16,500 shares issuable upon exercise of an option agreement dated March 30, 1994 between Mr. Lukash and Tridex, which may be purchased at a price of $7.25 per share prior to March 30, 2000. Does not include (i) 10,000 shares held of record by Ralph I. Fine as a trustee of The Seth M. Lukash Trust of February 5, 1987, an irrevocable trust for the benefit of the nieces and nephews of Seth M. Lukash, under which Mr. Lukash retains no voting or investment power, (ii) 62,000 shares subject to options not presently exercisable under the 1989 Plan or (iii) 8,500 shares subject to an option agreement dated March 30, 1994 between Mr. Lukash and Tridex, which may be purchased at a price of $7.25 per share prior to the fifth anniversary of the date of the option becoming exercisable on March 30, 1997.



 (5) Includes (i) 60,849 shares issuable upon conversion of $730,198 principal amount of Tridex 8% Subordinated Convertible Term Promissory Notes due 1997 (the "Notes"), (ii) 16,665 shares issuable upon conversion of $150,000 principal amount of Debentures, (iii) 1,500 shares issuable upon exercise of Private Placement Warrants and (iv) 19,600 shares subject to options currently exercisable under the 1989 Plan. Does not include 21,900 shares subject to options not presently exercisable under the 1989 Plan.



 (6) Includes 22,200 shares subject to options currently exercisable under the 1989 Plan. Does not include 7,800 shares subject to options not currently exercisable under the 1989 Plan.



 (7) Includes (i) 96,303 shares subject to an option granted to Seth M. Lukash by Alvin Lukash which expires on December 31, 1997, (ii) 15,350 shares held of record by his wife, Mildred Lukash and (iii) 4,950 shares issuable upon exercise of an option agreement dated March 30, 1994 between Mr. Lukash and Tridex, which may be purchased at a price of $7.25 per share prior to March 30, 2000. Does not include 2,550 shares subject to an option agreement dated March 30, 1994 between Mr. Lukash and Tridex, which may be purchased at a price of $7.25 per share prior to the fifth anniversary of the date of the option becoming exercisable on March 30, 1997.



 (8) Includes (i) 7,500 shares subject to a warrant agreement, dated April 16, 1992, between Mr. Dunphy and Tridex, which may be purchased at a price of $5.25 per share at any time prior to April 16, 1997, (ii) 7,500 shares subject to a warrant agreement, dated February 8, 1993, between Mr. Dunphy and Tridex, which may be purchased at a price of $9.25 per share at any time prior to February 8, 1998, (iii) 4,950 shares issuable upon exercise of an option agreement dated March 30, 1994 between Mr. Dunphy and Tridex, which may be purchased at a price of $7.25 per share prior to March 30, 2000 and (iv) 825 shares subject to an option agreement, dated September 19, 1995 between Mr. Dunphy and Tridex, which may be purchased at a price of $9.00 per share prior to September 19, 2001. Does not include (i) 2,550 shares subject to an option agreement dated March 30, 1994 between Mr. Dunphy and Tridex, which may be purchased at a price of $7.25 per share prior to the fifth anniversary of the date of the option becoming exercisable on March 30, 1997, or (ii) 1,675 shares subject to an option agreement dated September 19, 1995 between Mr. Dunphy and Tridex, which may be purchased at a price of $9.00 per share prior to the fifth anniversary of the date of the option becoming exercisable, such exercisability to be 825 shares on September 19, 1997 and 850 shares on September 19, 1998 or
     (iii) 2,500 shares subject to a warrant agreement, dated May 30, 1996 between Mr. Dunphy and Tridex, which may be purchased at a price of $11.75 per share prior to the fifth anniversary of the date of the option becoming exercisable, such exercisability to be 825 shares on May 30, 1997, 825 shares on May 30, 1998 and 850 shares on May 30, 1999.



 (9) Includes 7,000 shares subject to options currently exercisable under the 1989 Plan. Does not include 15,500 shares subject to options not presently exercisable under the 1989 Plan.



(10) Includes 1,650 shares subject to an option agreement, dated September 19, 1995 between Mr. Peyser and Tridex, which may be purchased at a price of $9.00 per share prior to September 19, 2001. Does not include (i) 3,350 shares subject to an option agreement dated September 19, 1995 between Mr. Peyser and Tridex, which may be purchased at a price of $9.00 per share prior to the fifth anniversary of the date of the option becoming exercisable, such exercisability to be 1,650 shares on September 19, 1997 and 1,700 shares on September 19, 1998 or (ii) 2,500 shares subject to a warrant agreement, dated May 30, 1996 between Mr. Peyser and Tridex, which may be purchased at a price of $11.75 per share prior to the fifth anniversary of the date of the option becoming exercisable, such exercisability to be 825 shares on May 30, 1997, 825 shares on May 30, 1998 and 850 shares on May 30, 1999.



(11) Includes 22,000 shares subject to options currently exercisable under the 1989 Plan. Does not include 42,000 shares subject to options not presently exercisable under the 1989 Plan.



(12) Includes 22,000 shares subject to options currently exercisable under the 1989 Plan. Does not include 48,000 shares subject to options not currently exercisable under the 1989 Plan.



(13) Includes 13,100 shares subject to options currently exercisable under the 1989 Plan. Does not include 8,400 shares subject to options not currently exercisable under the 1989 Plan.



(14) Includes 9,600 shares subject to options currently exercisable under the 1989 Plan. Does not include 8,400 shares subject to options not currently exercisable under the 1989 Plan.



(15) Includes 5,220 shares subject to options currently exercisable under the 1989 Plan. Does not include 4,080 shares subject to options not currently exercisable under the 1989 Plan.



(16) Includes (i) 7,500 shares subject to a warrant agreement, dated February 8, 1993, between Mr. Tanaka and Tridex, which may be purchased at a price of $9.25 per share at any time prior to February 8, 1998, (ii) 16,665 shares issuable upon the conversion of $100,000 principal amount of the Debentures
     (iii) 1,000 shares issuable upon the exercise of Private Placement Warrants and (iv) 4,950 shares issuable upon exercise of an option agreement dated March 30, 1994 between Mr. Tanaka and Tridex, which may be purchased at a price of $7.25 per share prior to March 30, 2000 and (v) 825 shares subject to an option agreement, dated September 19, 1995 between Mr. Tanaka and Tridex, which may be purchased at a price of $9.00 per share prior to September 19, 2001. Does not include (i) 2,550 shares subject to an option agreement dated March 30, 1994 between Mr. Tanaka and Tridex, which may be purchased at a price of $7.25 per share prior to the fifth anniversary of the date of the option becoming exercisable on March 30, 1997 (ii) 1,675 shares subject to an option agreement dated September 19, 1995 between Mr. Tanaka and Tridex, which may be purchased at a price of $9.00 per share prior to the fifth anniversary of the date of the option becoming exercisable, such exercisability to be 825 shares on September 19, 1997 and 850 shares on September 19, 1998 or (iii) 2,500 shares subject to a warrant agreement, dated May 30, 1996 between Mr. Tanaka and Tridex, which may be purchased at a price of $11.75 per share prior to the fifth anniversary of the date of the option becoming exercisable, such exercisability to be 825 shares on May 30, 1997, 825 shares on May 30, 1998 and 850 shares on May 30, 1999.



(17) Includes 1,650 shares subject to an option agreement, dated September 19, 1995 between Mr. Schwarz and Tridex, which may be purchased at a price of $9.00 per share prior to September 19, 2001. Does not include (i) 3,350 shares subject to an option agreement dated September 19, 1995 between Mr. Schwarz and Tridex, which may be purchased at a price of $9.00 per share prior to the fifth anniversary of the date of the option becoming exercisable, such exercisability to be 1,650 shares on September 19, 1997 and 1,700 shares on September 19, 1998 or (ii) 2,500 shares subject to a warrant agreement, dated May 30, 1996 between Mr. Schwarz and Tridex, which may be purchased at a price of

     $11.75 per share prior to the fifth anniversary of the date of the option becoming exercisable, such exercisability to be 825 shares on May 30, 1997, 825 shares on May 30, 1998 and 850 shares on May 30, 1999.


(18) Based solely upon the Schedule 13D filed by Mr. Silver with the Securities and Exchange Commission on October 11, 1995, (a) Mr. Silver has sole voting power and sole dispositive power with respect to all 249,707 shares and (b) 147,707 of such shares are held of record by Mr. Silver directly, 82,000 are held of record by the Siar Money Purchase Pension Plan, and 20,000 are held of record by Shirley Silver, Mr. Silver's wife, as custodian for his children.

                  RELATIONSHIP BETWEEN THE COMPANY AND TRIDEX

PLAN OF REORGANIZATION


     Tridex, the Company, Magnetec and Ithaca entered into a Plan of Reorganization which, among other things, provides for: (i) the merger of Ithaca into Magnetec; (ii) the transfer by the Company to Tridex of certain assets used in manufacturing a printer ribbon product line no later than December 31, 1996;
(iii) the issuance by the Company of 5,400,000 shares of Common Stock to Tridex in exchange for all of the outstanding shares of capital stock of Magnetec; (iv) the Offering; (v) the payment by the Company of approximately $8.5 million of indebtedness to Tridex with a portion of the proceeds of this Offering; (vi) the execution by the Company and Tridex of the agreements described below under "Corporate Services Agreement," "Tax Sharing Agreement," "Printer Supply Agreement" and "Agreement Regarding Ribbon Business"; (vii) an undertaking by Tridex to apply for a ruling from the IRS that the Distribution after this Offering of all shares of capital stock of the Company held by Tridex to the stockholders of Tridex would be tax-free to such stockholders for federal income tax purposes; and (viii) an undertaking by Tridex to effect the Distribution upon the satisfaction of certain conditions precedent, including the successful completion of this Offering, the completion of the transaction described under "Agreement Regarding Ribbon Business" and the receipt of a favorable ruling from the IRS. If Tridex receives a favorable ruling from the IRS in time to do so, it intends to complete the Distribution as early as practicable in 1997.


     In the Plan of Reorganization, Tridex also agreed, for five years after the completion of the Distribution, not to compete with the Company in the design, manufacture or sale of transaction based printers for the POS, gaming and lottery, financial services and kiosk markets in any geographic market in which the Company is then doing business. The Plan of Reorganization may be amended only by the agreement of the Company and Tridex.

CORPORATE SERVICES AGREEMENT


     As provided in the Plan of Reorganization, the Company and Tridex have entered into a Corporate Services Agreement (the "Services Agreement"), under which Tridex and its subsidiaries (other than the Company) will provide certain services, including certain employee benefit administration, human resource and related services, administrative services, risk management, regulatory compliance, preparation of tax returns, and certain financial and other services to the Company. The Services Agreement provides for a transition by the Company to independent corporate administrative and financial staffing. During the term of the Services Agreement, the Company intends to complete its own corporate staffing to the extent necessary, and does not anticipate extending the Services Agreement. Designated Tridex employees are to be made available for stated percentages of their working time to the Company through different dates, ending on December 31, 1997. During the term of the agreement, the Company will make available the services of Mr. Cote to Tridex for 15% of his working time through March 31, 1997.



     Under the Services Agreement, the Company will pay Tridex the direct cost to Tridex of providing services to the Company or, when the direct cost cannot be determined, an amount of Tridex's cost allocated in accordance with Tridex's historical method of allocation to its subsidiaries. Tridex will pay the Company 15% of the Company's direct employment costs for Mr. Cote through March 31, 1997. The amounts to be paid by the Company and Tridex to each other are intended as reimbursement for actual costs incurred and do not include any mark-up. The Company expects to pay Tridex approximately $134,000 during 1996 for the services of the designated Tridex employees and reimbursement for accounting, insurance and legal expenses and approximately $52,000 during 1997 for the services of the designated Tridex employees, net of Tridex's payments to the Company. Additional amounts may be paid by the Company to reimburse Tridex for specific services requested by the Company. Upon the mutual agreement of Tridex and the Company, services may continue to be provided after the dates provided in the Services Agreement.

TAX SHARING AGREEMENT


     The Tax Sharing Agreement between the Company and Tridex provides the terms under which the Company is to be included in Tridex's consolidated federal income tax return. Under current federal tax law, the Company will be included in the return so long as Tridex owns at least 80% of the total voting power of the Company's stock, which has a value equal to at least 80% of the total value of the stock of the Company. The Tax Sharing Agreement covers the period from the effective date of the Prospectus until the effective date of the Distribution or such time as the Company otherwise ceases to be eligible to be included in the consolidated return of Tridex. During this period, for financial accounting purposes, the Company will compute its income tax expense or benefit as if it filed separate returns using those elements of income and expense as reported in the Company's financial statements. If the Company incurs losses or realizes tax credits, Tridex will pay to the Company the amount of any tax reduction Tridex realizes by utilizing those losses or credits in its consolidated income tax return. In addition, at the time of utilization of any existing tax attributes, the Company will pay to Tridex the tax benefit the Company obtains by utilizing such tax attributes. Any tax deficiencies or refunds resulting from amending prior year tax returns or examinations by the taxing authorities will be the responsibility of or inure to the benefit of the Company to the extent they relate to the Company or its predecessor entities.


PRINTER SUPPLY AGREEMENT


     The Printer Supply Agreement, which has an initial term expiring on December 31, 1999, provides for the Company to sell to Ultimate, which will remain a subsidiary of Tridex, and for Ultimate to purchase from the Company, POS printers at discounts from list prices comparable to discounts historically offered to Ultimate as a subsidiary under common ownership with the Company. In consideration for these favorable price terms, the Printer Supply Agreement requires Ultimate to purchase from the Company at least three quarters of its total POS printer requirements. The Company may, in its discretion, increase its list prices from time to time, and the prices offered to Ultimate will reflect the discount rate applied to such increased list prices.


AGREEMENT REGARDING RIBBON BUSINESS


     Tridex and the Company have entered into an agreement regarding the transfer by the Company to Tridex of substantially all of the assets used in connection with a line of business involving the manufacture, marketing and sale of ribbons for use in certain printers manufactured by the Company (the "Ribbon Business"). Under the agreement, Tridex will become the owner of the Ribbon Business and will employ the manufacturing and supervisory personnel required to conduct such business, and the Company will provide Tridex with space within its Wallingford, Connecticut manufacturing facility and certain support services. The combined financial statements of the Company exclude the assets and liabilities of the Ribbon Business. In connection with the transfer of assets, which will take place no later than December 31, 1996, Tridex will cancel intercompany indebtedness of the Company to Tridex in an amount equal to the book value of the Ribbon Business on the date of the transfer. As a monthly fee for the space and support services provided to Tridex for the Ribbon Business, Tridex will pay the Company an amount equal to the direct and indirect costs incurred by the Company to provide the space and render such services, plus certain related costs.


FINANCIAL ADVISORY SERVICES


     McFarland Dewey & Co., a New York investment banking firm ("McFarland Dewey"), acts as financial advisor to Tridex and the Company, and has provided financial advisory services to Tridex since 1989. These services include advice in connection with the Plan of Reorganization, the Distribution and the Offering. Pursuant to an agreement, the Company will pay McFarland Dewey a fee of $300,000, plus reimbursement of out-of-pocket expenses, for these services and the Company has agreed to indemnify McFarland Dewey against certain liabilities, including liabilities under the federal securities laws. Graham Y. Tanaka, a director of both the Company and Tridex, was a limited partner of McFarland Dewey from 1989 until 1996.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Transact's authorized capital stock consists of 25,000,000 shares, including 20,000,000 shares of Common Stock, of which approximately 5,400,000 are to be issued and outstanding and owned by Tridex prior to the completion of the Offering, and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), none of which have been issued.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any other series or class of Common Stock or series of Preferred Stock, and the holders of such shares will exclusively possess all voting power. Subject to any preferential rights of any Preferred Stock designated by the Transact Board of Directors from time to time, the holders of Common Stock will be entitled to such dividends as may be declared from time to time thereon by the Board from funds available therefor. See "Dividend Policy." Upon a liquidation of the Company, holders of Common Stock will be entitled to receive pro rata all assets of the Company available for distribution to all holders of Common Stock.

REPRESENTATIVE'S WARRANT

     For a description of the Representative's Warrant to be purchased by Cruttenden Roth Incorporated in connection with the Offering see "Underwriting."

PREFERRED STOCK

     The Preferred Stock is issuable in one or more series, with such voting powers, designations, preferences and other special rights, and such qualifications, limitations or restrictions, as may be stated in the Certificate of Incorporation or in the resolutions adopted by the Board providing for the issue of such series and as permitted by the Delaware General Corporation Law.

ANTI-TAKEOVER EFFECTS OF CERTAIN STATUTORY AND CHARTER PROVISIONS

     The Certificate of Incorporation (the "Certificate") of the Company contains several provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise. The By-Laws also contain provisions that could have an anti-takeover effect.

     Section 203 of the Delaware Law. In the Certificate, the Company has expressly elected to be governed by Section 203 of the Delaware General Corporation Law (the "Delaware Law"). Section 203 of the Delaware Law prevents an "interested stockholder" (defined in Section 203 generally as a person owning 15% or more of a corporation's outstanding voting stock), from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote and not by written consent of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     Classified Board of Directors. The Certificate provides for the Board of Directors of the Company to be divided into three classes of directors serving staggered three-year terms. The Company believes that a classified board of directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies.

     The classified board provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, and, therefore discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

     Advance Notice Provisions for Stockholder Nominations of Directors. The By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure"). The Nomination Procedure requires that a stockholder give prior written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the By-Laws. If the election inspectors determine that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Although the By-Laws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the By-Laws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

     Additional Common Stock. The Board of Directors is authorized to provide for the issuance of additional shares of Common Stock. The Company believes that the availability of the additional Common Stock will provide it with increased flexibility in structuring possible future financings and in meeting other corporate needs which might arise.

DIRECTOR LIABILITY

     As authorized by the Delaware Law, the Certificate provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii)in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Certificate provides that if the Delaware Law is amended to authorize the further limitation or elimination of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company has been appointed as transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Offering, the Company will have 6,550,000 shares (6,722,500 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock outstanding. After the Distribution, all of the 1,150,000 shares (1,322,500 shares if the Underwriter's over-allotment option is exercised in full) sold in the Offering and all of the shares distributed to stockholders of Tridex, will be freely transferable by persons other than "affiliates" of the Company, without restriction or further registration under the Securities Act.

     The Company, its directors, officers and Seth M. Lukash, the Chairman and Chief Executive Officer of Tridex, who will own approximately 9% of the outstanding Common Stock after the Distribution, have also agreed not to sell, contract or offer to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative.


     Options to purchase a total of up to 309,300 shares of Common Stock have been granted under the Stock Option Plan effective as of the date hereof and an additional 290,700 shares will be available for future stock option grants and other stock awards under the Stock Plan. In addition, options to purchase a total of 30,000 shares of Common Stock are outstanding under the Director Plan and an additional 30,000 shares will be available for future grants of options under such plan. See "Management -- Stock Option Plans." The Company intends to file registration statements under the Securities Act, as soon as practicable after the date hereof, covering the shares of Common Stock reserved for issuance under the Stock Option Plan and the Director's Plan. Shares of Common Stock issued upon the exercise of options granted under the 1996 Stock Plan and the Director's Plan, other than shares held by affiliates, will be immediately eligible for resale in the public market without restriction. No options granted under the Stock Option Plan or the Director's Plan will vest prior to the first anniversary date of this Prospectus.

                                  UNDERWRITING

     The Underwriters named below, acting through Cruttenden Roth Incorporated
(the "Representative") have agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names in the table below:

                                                                              NUMBER
                                  UNDERWRITERS                              OF SHARES
                                  ------------                              ---------
        Cruttenden Roth Incorporated....................................

                                                                            ---------
        Total...........................................................
                                                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The nature of the Underwriters' obligations is that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representative that the Underwriters propose initially to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (which may include Underwriters) at such public offering price
less a concession not to exceed $          per share. The Underwriters may
allow, and such dealers may reallow, a discount not to exceed $          per
share in sales to certain other dealers. After the Offering to the public, the public offering price and concessions and discounts may be changed by the Representative of the Underwriters.

     The Company granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an additional 172,500 shares of Common Stock, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the table above bears to the number of shares of Common Stock offered hereby, and the Company will be obligated pursuant to the option to sell such shares to the Underwriters. The Underwriters may exercise the option only for the purposes of covering over-allotments, if any, made in connection with the distribution of the shares of Common Stock to the public.

     The Company has agreed to pay the Representative at closing a non-accountable expense allowance of $240,000 (less any advances). The Representative's expenses in excess of the non-accountable expense allowance, including its legal expenses, will be borne by the Representative.

     The Representative has informed the Company that the Underwriters do not intend to confirm sales of shares of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company and Tridex have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company, Tridex, certain of the Company's directors and executive officers and Seth M. Lukash, who will own shares of Common Stock upon completion of the Distribution, have agreed not to sell, offer to sell, contract to sell or otherwise dispose of, or file a registration statement under the Securities Act with respect to, any of their shares of Common Stock or any other security convertible into or exchangeable for, or options or warrants to purchase or acquire, shares of Common Stock without the prior written consent of the

Representative for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."


     The Company has agreed to sell to the Representative, for nominal consideration, a warrant to purchase from the Company up to 115,000 shares of Common Stock at an exercise price per share equal to 120% of the Offering price (the "Representative's Warrant"). The Representative's Warrant is exercisable for a period of five years after the effective date of the Offering and beginning one year from the earlier of (i) the completion of the Distribution or
(ii) the date on which Tridex owns less than 80% of the outstanding Common Stock. The Representative's Warrant is not transferrable for a period of one year except to officers of the Representative or to any successor to the Representative. The Representative's Warrant includes a net exercise provision permitting the holder(s) to pay the exercise price by cancellation of a number of shares with a fair market value equal to the exercise price of the Representative's Warrant. In addition, the Company has granted certain registration rights to the holders of the Representative's Warrant.


     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price was negotiated among the Company, Tridex and the Representative of the Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, the capital structure of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Messrs. Hinckley, Allen & Snyder, One Financial Center, Boston, Massachusetts 02111-2625. Heller, Ehrman, White & McAuliffe, Seattle, Washington, has acted as counsel to the Underwriters in connection with certain legal matters relating to the Offering.

                                    EXPERTS

     The financial statements as of December 31, 1995 and April 1, 1995 and for the nine months ended December 31, 1995 and for each of the two years in the period ended April 1, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     Prior to the Offering, the Company has not filed any reports pursuant to the Securities Exchange Act of 1934, as amended. The Company intends to furnish its stockholders with annual reports containing audited financial statements and an opinion thereon expressed by its independent public accountants and with quarterly reports containing unaudited summary financial information for each of the first three fiscal quarters of each year.


     This Prospectus constitutes a part of a Registration Statement on Form S-1 filed by the Company with the SEC under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Offering. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. A copy of the Registration Statement may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10098 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information concerning the Company can also be inspected at the offices of the Nasdaq National Market, 1735 K Street, NW, Washington, DC 20006.

                       TRANSACT TECHNOLOGIES INCORPORATED

                         INDEX TO COMBINED FINANCIAL STATEMENTS


                                                                                       PAGE
                                                                                      NUMBER
                                                                                      ------
Report of Independent Accountants...................................................   F-1
TransAct Technologies Incorporated Combined Financial Statements:
  Combined balance sheets as of April 1, 1995, December 31, 1995, June 29, 1996
     (unaudited), and pro forma combined balance sheet as of June 29, 1996
     (unaudited)....................................................................   F-2
  Combined statements of income for fiscal years ended April 2, 1994 and April 1,
     1995, the nine months ended December 31, 1994 (unaudited) and December 31,
     1995, and the six months ended July 1, 1995 (unaudited) and June 29, 1996
     (unaudited)....................................................................   F-3
  Combined statements of cash flows for fiscal years ended April 2, 1994 and April
     1, 1995, the nine months ended December 31, 1994 (unaudited) and December 31,
     1995, and the six months ended July 1, 1995 (unaudited) and June 29, 1996
     (unaudited)....................................................................   F-4
  Notes to combined financial statements............................................   F-5

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of TransAct Technologies Incorporated

     In our opinion, the accompanying combined balance sheets and the related combined statements of income and of cash flows present fairly, in all material respects, the financial position of TransAct Technologies Incorporated, described in Note 1, at December 31, 1995 and April 1, 1995, and the results of their operations and their cash flows for the nine months ended December 31, 1995 and for each of the two years in the period ended April 1, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Hartford, Connecticut

June 10, 1996

                       TRANSACT TECHNOLOGIES INCORPORATED

                                         COMBINED BALANCE SHEETS
                                            (in thousands)


                                                                                            PRO FORMA
                                                   APRIL 1,   DECEMBER 31,    JUNE 29,       JUNE 29,
                                                    1995         1995          1996            1996
                                                   -------   -----------   -----------     -----------
                                                                           (UNAUDITED)     (UNAUDITED)
ASSETS:
Current assets:
  Receivables (Note 4)...........................  $ 3,778     $ 3,246       $ 4,111         $ 4,111
  Inventories (Note 5)...........................    5,697       6,353         6,709           6,709
  Deferred tax assets (Note 9)...................      472         374           403             403
  Other current assets...........................       80         134           466             466
                                                   -------     -------       -------         -------
     Total current assets........................   10,027      10,107        11,689          11,689
                                                   -------     -------       -------         -------
Plant and equipment:
  Machinery, furniture and equipment.............    7,291       7,169         8,263           8,263
  Leasehold improvements.........................       81         428           254             254
                                                   -------     -------       -------         -------
                                                     7,372       7,597         8,517           8,517
  Less accumulated depreciation..................    5,135       4,556         4,959           4,959
                                                   -------     -------       -------         -------
                                                     2,237       3,041         3,558           3,558
                                                   -------     -------       -------         -------
Excess of cost over fair value of net assets
  acquired, net (Note 2).........................    2,548       2,418         2,332           2,332
Other assets (Note 2)............................      546         403            62              62
                                                   -------     -------       -------         -------
                                                   $15,358     $15,969       $17,641         $17,641
                                                   =======     =======       =======         =======
LIABILITIES AND STOCKHOLDER'S EQUITY:
Current liabilities:
  Intercompany indebtedness (Note 2).............  $    --     $    --       $    --         $ 8,500
  Accounts payable...............................    2,676       2,711         2,937           2,937
  Accrued liabilities (Note 6)...................    1,050       1,115         1,624           1,624
                                                   -------     -------       -------         -------
     Total current liabilities...................    3,726       3,826         4,561          13,061
                                                   -------     -------       -------         -------
Deferred revenue.................................      175         252           233             233
Deferred tax liabilities (Note 9)................      177         189           189             189
                                                   -------     -------       -------         -------
                                                       352         441           422             422
                                                   -------     -------       -------         -------
Commitments and contingencies (Note 8)
Stockholder's equity:
  Unrealized gain on securities available for
     sale, net of taxes..........................       --          57            --              --
  Tridex investment in the Company (Notes 3 and
     7)..........................................   11,280      11,645        12,658           4,158
                                                   -------     -------       -------         -------
     Total stockholder's equity..................   11,280      11,702        12,658           4,158
                                                   -------     -------       -------         -------
                                                   $15,358     $15,969       $17,641         $17,641
                                                   =======     =======       =======         =======


    The accompanying notes are an integral part of these combined financial statements.

                       TRANSACT TECHNOLOGIES INCORPORATED

                                           COMBINED STATEMENTS OF INCOME
                                                  (in thousands)




                                YEAR ENDED                 NINE MONTHS ENDED             SIX MONTHS ENDED
                           ---------------------     -----------------------------     --------------------
                           APRIL 2,     APRIL 1,     DECEMBER 31,     DECEMBER 31,     JULY 1,     JUNE 29,
                             1994         1995           1994             1995          1995         1996
                           --------     --------     ------------     ------------     -------     --------
                                                     (UNAUDITED)                           (UNAUDITED)
Net sales................   $23,798      $33,362        $25,426          $25,497       $16,184      $20,225
Cost of sales............    15,585       22,349         17,035           17,529        10,710       13,418
                            -------      -------        -------          -------       -------      -------
Gross profit.............     8,213       11,013          8,391            7,968         5,474        6,807
                            -------      -------        -------          -------       -------      -------
Operating expenses:
  Engineering, design and
     product development
     costs...............     1,687        1,708          1,244            1,533           911        1,306
  Selling, general and
     administrative
     expenses............     4,803        5,600          4,117            4,556         2,971        2,961
  Provision for
     restructuring
     (Note 12)...........        --           --             --              300            --           --
                            -------      -------        -------          -------       -------      -------
                              6,490        7,308          5,361            6,389         3,882        4,267
                            -------      -------        -------          -------       -------      -------
Operating income.........     1,723        3,705          3,030            1,579         1,592        2,540
Other income (expense),
  net (Note 12)..........       176          127            108              (15)           18          281
                            -------      -------        -------          -------       -------      -------
Income before income
  taxes..................     1,899        3,832          3,138            1,564         1,610        2,821
Income tax provision
  (Note 9)...............       806        1,528          1,255              648           657        1,088
                            -------      -------        -------          -------       -------      -------
Net income...............   $ 1,093      $ 2,304        $ 1,883          $   916       $   953      $ 1,733
                            =======      =======        =======          =======       =======      =======


    The accompanying notes are an integral part of these combined financial statements.

                       TRANSACT TECHNOLOGIES INCORPORATED

                                             COMBINED STATEMENTS OF CASH FLOWS
                                                     (in thousands)

                                        YEAR ENDED             NINE MONTHS ENDED          SIX MONTHS ENDED
                                    -------------------   ---------------------------   --------------------
                                    APRIL 2,   APRIL 1,   DECEMBER 31,   DECEMBER 31,   JULY 1,    JUNE 29,
                                      1994       1995         1994           1995         1995       1996
                                    --------   --------   ------------   ------------   --------   ---------
                                                          (UNAUDITED)                       (UNAUDITED)
Cash flows from operating
  activities:
  Net income......................   $ 1,093    $ 2,304      $ 1,883        $   916      $   953     $1,733
  Adjustments to reconcile net
     income to net cash provided
     by (used in) operating
     activities:
     Depreciation and
       amortization...............       842        914          686            729          477        550
     Deferred income taxes........       231         86           --             82           86         --
     Gain on sale of securities
       available for sale.........        --         --           --             --           --       (285)
     Gain on sale of solenoid
       product line (Note 12).....      (175)      (115)        (115)            --           --         --
     (Gain) loss on disposal of
       equipment..................        --          4            8              5           (4)         7
     Changes in operating assets
       and liabilities:
       Receivables................      (535)        66         (154)           532       (1,112)      (865)
       Inventories................       830     (1,013)         (16)          (656)      (1,176)      (356)
       Other current assets.......       (44)         8           (1)           (54)         (39)      (332)
       Other assets...............       (15)      (165)         (56)           150          (95)        (2)
       Accounts payable...........       (94)       324          409             35         (345)       226
       Accrued liabilities and
          deferred revenue........      (702)       500          315            142          280        490
                                     -------    -------      -------        -------      -------     ------
          Net cash provided by
            (used in) operating
            activities............     1,431      2,913        2,959          1,881         (975)     1,166
                                     -------    -------      -------        -------      -------     ------
Cash flows from investing
  activities:
  Purchases of plant and
     equipment....................      (598)    (1,203)        (956)        (1,334)        (749)      (961)
  Proceeds from sale of securities
     available for sale...........        --         --           --             --           --        508
  Proceeds from sale of solenoid
     product line (Note 12).......       600        115          115             --           --         --
  Proceeds from sale of
     equipment....................        --          8           13              4           --          7
  Other...........................       147         30           --             --           30         --
                                     -------    -------      -------        -------      -------     ------
     Net cash provided by (used
       in) investing activities...       149     (1,050)        (828)        (1,330)        (719)      (446)
                                     -------    -------      -------        -------      -------     ------
Cash flows from financing
  activities:
  Net transactions with Tridex....    (1,580)    (1,863)      (2,131)          (551)       1,694       (720)
                                     -------    -------      -------        -------      -------     ------
Net change in cash and cash
  equivalents.....................   $     0    $     0      $     0        $     0      $     0     $    0
                                     =======    =======      =======        =======      =======     ======


    The accompanying notes are an integral part of these combined financial statements.

                       TRANSACT TECHNOLOGIES INCORPORATED

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (dollars in thousands)

 1. BASIS OF PRESENTATION:


     Transact Technologies Incorporated is expected to be incorporated in June 1996, as a wholly-owned subsidiary of Tridex Corporation ("Tridex"). Transact and its wholly-owned subsidiaries are herein referred to as the "Company." Following the incorporation, Tridex and two of Tridex's wholly-owned subsidiaries, Magnetec Corporation ("Magnetec") and Ithaca Peripherals Incorporated ("Ithaca") will enter into a Plan of Reorganization whereby: (i) Ithaca will merge into Magnetec; (ii) the Company will transfer certain assets of Magnetec used in manufacturing a printer ribbon product line to Tridex; (iii) the Company will issue 5,400,000 shares of Common Stock to Tridex in exchange for all the outstanding shares of Magnetec; (iv) the Company will approve a public offering of up to 1,322,500 shares or 19.7% of Common Stock and the subsequent pro rata distribution of the remaining outstanding equity of the Company to the stockholders of Tridex in a tax-free reorganization; (v) the Company will repay approximately $8,500,000 of intercompany indebtedness to Tridex; (vi) the Company will agree to other matters pursuant to such plan; and
(vii) the Company will apply for a ruling that a distribution of Company shares to Tridex stockholders will constitute a tax-free reorganization for federal income tax purposes.


     The financial statements of the Company have been prepared principally on the basis of items (i) and (ii) of the Plan of Reorganization outlined above and include the financial position and combined results of operations and cash flows of the business described. The Company carries its assets and liabilities at historical cost. The financial results in these financial statements are not necessarily indicative of results that would have occurred if the Company had been a separate stand alone entity during the periods presented or of future results of the Company. See Unaudited Pro Forma Financial Data found elsewhere in this Prospectus for a discussion of the effect on the Company had it been a separate stand alone entity.

 2. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


     Business: The Company operates in one industry segment, computer peripheral equipment. The Company designs, develops, manufactures and markets transaction based printers and related products under the ITHACA and MAGNETEC brand names. Transact's printers are used to provide printed transaction records such as receipts, tickets, coupons, register journals and other documents for OEM and POS applications. Operating facilities are located in Wallingford, Connecticut and Ithaca, New York.


     Principles of combination: The accompanying combined financial statements include the accounts of the Company and its wholly-owned subsidiaries, after elimination of all material intercompany accounts and transactions.

     Change in fiscal year end: In December 1995, the Company's fiscal year end was changed to December 31 from the Saturday closest to March 31.

     Cash and cash equivalents: The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. See Note 3.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Foreign currency: The financial position and results of operations of the Company's foreign subsidiary are measured using local currency as the functional currency. Assets and liabilities of this subsidiary have been translated at end of period exchange rates, and related revenues and expenses have been translated at weighted average exchange rates. The aggregate effect of translation adjustments so calculated, which would ordinarily

                       TRANSACT TECHNOLOGIES INCORPORATED

                             (dollars in thousands)

be included as a separate component of stockholders' equity, is de minimis. Transaction gains and losses are included in other income.

     Inventories: Inventories are stated at the lower of cost (principally first-in, first-out) or market.


     Plant and equipment and depreciation: Plant and equipment and leasehold improvements are stated at cost. Depreciation is provided for primarily by the straight-line method over the estimated useful lives. The estimated useful life of machinery, furniture and equipment is five to ten years. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset. Depreciation amounted to $611, $650 and $521 in fiscal years 1994 and 1995, and the nine months ended December 31, 1995, respectively, and $430 in the six months ended June 29, 1996 (unaudited).



     Excess of cost over fair value of net assets acquired: The excess of cost over fair value of net assets acquired (goodwill) resulted from the acquisition of Ithaca in fiscal 1991. The original amount applicable to this acquisition totaled $3,536 and is being amortized on the straight-line method over 20 years. Accumulated amortization of goodwill was $988 and $1,118 at April 1, 1995 and December 31, 1995, respectively, and $1,204 at June 29, 1996 (unaudited). The Company periodically reviews goodwill to assess recoverability based upon expectations of non-discounted cash flows from operations for Ithaca. The Company believes that no impairment of goodwill exists at December 31, 1995 or April 1, 1995.



     Other assets: At December 31, 1995, other current assets includes marketable securities available for sale, accounted for at market value of $309, with an unrealized gain of $86, net of related tax effect of $29, recorded as a component of stockholder's equity. The market value of such securities approximated carrying value at April 1, 1995.



     Revenue recognition: Sales are recognized when the product is shipped. Two customers accounted for approximately 26% of net combined sales for fiscal 1994. One of these customers accounted for approximately 14% of net combined sales in fiscal 1995, while a different customer accounted for approximately 12% of net combined sales in the nine months ended December 31, 1995. Revenue from extended warranty and maintenance agreements is recognized over the term of such agreements as services are performed.


     Income taxes: The Company is included in the consolidated federal and certain state income tax returns of Tridex. Effective April 4, 1993, Tridex adopted FAS 109 "Accounting for Income Taxes," which mandates the liability method for computing deferred income taxes. The income tax amounts reflected in the accompanying financial statements are an allocation of Tridex's consolidated balances, and are computed as if a separate return had been filed for the Company, using those elements of income and expense as reported in the consolidated statements of operations. See Note 9 for a further discussion.

     Earnings per share: Historical earnings per share are not presented since the Company's stock was not part of the capital structure of Tridex for the periods presented.

     Interim financial statements: The interim financial statements included herein are unaudited. In the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such financial statements have been included. The interim results of operations are not necessarily indicative of the results to be expected for the full year.


     Unaudited pro forma balance sheet: The unaudited pro forma balance sheet information at June 29, 1996 reflects a reduction in Tridex investment in the Company for amounts paid to Tridex for intercompany indebtedness. The unaudited pro forma balance sheet information does not give effect to the receipt by the Company of any proceeds from the sale of common stock in the Offering or to any other transactions expected to take place at the time of the Offering. Accordingly, the unaudited pro forma balance sheet information is not indicative of the Company's financial position upon completion of the Offering.

                       TRANSACT TECHNOLOGIES INCORPORATED

                             (dollars in thousands)

 3. RELATED PARTY TRANSACTIONS:

     The Company participates in the centralized cash management system used by Tridex to finance its domestic operations. Cash deposits from the Company are transferred to Tridex on a daily basis and Tridex funds the Company's disbursement bank accounts as required. Therefore, no cash or cash equivalents are reflected in the Company's financial statements.

     Included as a component of Tridex investment in the Company are net cash advances from Tridex to the Company and general and administrative expenses allocated from Tridex to the Company. Accordingly, no interest expense on net advances from Tridex has been reflected in the accompanying financial statements.


     Tridex provided certain general and administrative services to the Company, including tax, treasury, risk management and insurance, legal, marketing, accounting, auditing, human resources and executive management. These expenses have been allocated to the Company based upon actual usage for those expenses directly attributable to the Company, and otherwise allocated based upon other methods which management believes to be reasonable. These allocations were $1,192, $1,159 and $1,203 for fiscal years 1994 and 1995 and the nine months ended December 31, 1995, respectively, and $667 for the six months ended June 29, 1996 (unaudited). These costs may have been different had the Company operated as a separate stand alone entity during the periods presented.



     On July 31, 1996, the Company entered into a Corporate Services Agreement with Tridex. See Note 14 for a description of this agreement.



     The Company sells certain POS printers to another wholly-owned subsidiary of Tridex. Revenues from the sale of such printers to this entity amounted to $2,601, $2,639 and $2,340 for fiscal years 1994 and 1995 and the nine months ended December 31, 1995, respectively, and $1,367 for the six months ended June 29, 1996 (unaudited). In consideration for continued favorable price terms, the Company expects to enter into a Printer Supply Agreement which will require the subsidiary to continue to purchase from the Company at least three quarters of its total POS printer requirements through December 31, 1999.



     The Company's employees participate in the Tridex Corporation Retirement Savings Plan (the "Plan"), a defined contribution plan under Section 401(k) of the Internal Revenue Code. All full-time employees are eligible to participate in the Plan at the beginning of the calendar quarter immediately following their date of hire. The Company matches employees' contributions at a rate of 37.5% of employees' contributions up to the first 4% of the employee's compensation contributed to the Plan. The Company's matching contributions were $28 in fiscal 1994, $60 in fiscal 1995, $51 in the nine months ended December 31, 1995 and $40 in the six months ended June 29, 1996 (unaudited) and are included in general and administrative expense.


 4. RECEIVABLES:

     Receivables are net of the allowance for doubtful accounts. The reconciliation of the allowance for doubtful accounts is as follows:


                                                                            NINE MONTHS       SIX MONTHS
                                                       YEAR ENDED              ENDED            ENDED
                                                  ---------------------     ------------     ------------
                                                  APRIL 2,     APRIL 1,     DECEMBER 31,       JUNE 29,
                                                    1994         1995           1995             1996
                                                  --------     --------     ------------     ------------
                                                                                             (UNAUDITED)

Balance at beginning of period................      $ 44         $102           $ 76              $40
  Provision for doubtful accounts.............        72           48             12               37
  Accounts written off, net of recoveries.....       (14)         (74)           (48)               4
                                                    ----         ----           ----              ---
Balance at end of period......................      $102         $ 76           $ 40              $81
                                                    ====         ====           ====              ===

                       TRANSACT TECHNOLOGIES INCORPORATED

                             (dollars in thousands)

 5. INVENTORIES:

     The components of inventories are:


                                                            APRIL 1,     DECEMBER 31,      JUNE 29,
                                                              1995           1995            1996
                                                            --------     ------------     -----------
                                                                                          (UNAUDITED)
Raw materials and component parts.........................   $4,744         $5,041          $5,177
Work-in-process...........................................      606            794             585
Finished goods............................................      347            518             947
                                                             ------         ------          ------
                                                             $5,697         $6,353          $6,709
                                                             ======         ======          ======


 6. ACCRUED LIABILITIES:

     The components of accrued liabilities are:


                                                            APRIL 1,     DECEMBER 31,      JUNE 29,
                                                              1995           1995            1996
                                                            --------     ------------     -----------
                                                                                          (UNAUDITED)
Payroll and fringe benefits...............................    $  664        $  457          $  466
Accrued initial public offering costs.....................        --            --             402
Other accrued liabilities.................................       386           658             756
                                                              ------        ------          ------
                                                              $1,050        $1,115          $1,624
                                                              ======        ======          ======


 7. TRIDEX INVESTMENT IN THE COMPANY:

     Tridex investment in the Company includes the original investment in the Company and the net intercompany payable from the Company to Tridex reflecting transactions described in Note 3. The following analyzes Tridex's investment in the Company for the periods presented:


                                                                         NINE MONTHS       SIX MONTHS
                                                    YEAR ENDED              ENDED             ENDED
                                               ---------------------     ------------     -------------
                                               APRIL 2,     APRIL 1,     DECEMBER 31,       JUNE 29,
                                                 1994         1995           1995             1996
                                               --------     --------     ------------     -------------
                                                                                           (UNAUDITED)
Balance at beginning of the period...........   $11,326      $10,839        $11,280          $11,645
  Net income.................................     1,093        2,304            916            1,733
  Net transactions with Tridex:
     Allocation of general and administrative
       expenses from Tridex..................    (1,192)      (1,159)        (1,203)            (667)
     Sales to affiliates.....................     2,601        2,639          2,340            1,367
     Net transfers to Tridex.................    (2,989)      (3,343)        (1,688)          (1,420)
                                                -------      -------        -------          -------
                                                 (1,580)      (1,863)          (551)            (720)
                                                -------      -------        -------          -------
Balance at end of the period.................   $10,839      $11,280        $11,645          $12,658
                                                =======      =======        =======          =======


 8. COMMITMENTS AND CONTINGENCIES:


     At December 31, 1995, the Company was lessee on operating leases for equipment and real property. The terms of certain leases provide for escalating rent payments in later years of the lease as well as payment of minimum rent and real estate taxes. Rent expense amounted to approximately $533 in fiscal 1994, $616 in fiscal 1995, $532 in the nine months ended December 31, 1995 and $336 in the six months ended June 29,

                       TRANSACT TECHNOLOGIES INCORPORATED

                             (dollars in thousands)

1996 (unaudited). Minimum aggregate rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1995 are as follows: $605 in 1996; $599 in 1997; $584 in 1998; $582 in 1999; $589 in 2000 and $1,820 thereafter.

     The Company has a long-term purchase agreement for certain printer components. Under the terms of the agreement, the Company receives favorable pricing for volume purchases over the life of the contract. In the event anticipated purchase levels are not achieved, the Company would be subject to retroactive price increases on previous purchases. Management currently anticipates achieving sufficient purchase levels to maintain the favorable prices.

     In conjunction with the Plan of Reorganization, as described in Note 1, Tridex plans to agree to indemnify the Company from any liabilities, including certain environmental liabilities, which could arise in connection with a manufacturing facility owned by Tridex and formerly operated by the Company.

 9. INCOME TAXES:


     The components of the income tax provision are as follows:

                                                                              NINE MONTHS
                                                         YEAR ENDED              ENDED
                                                    ---------------------     ------------
                                                    APRIL 2,     APRIL 1,     DECEMBER 31,
                                                      1994         1995           1995
                                                    --------     --------     ------------
            Current:
              Federal.............................    $483         $1,212         $476
              State...............................      92            230           90
                                                      ----         ------         ----
                                                       575          1,442          566
                                                      ----         ------         ----
            Deferred:
              Federal.............................     206             77           73
              State...............................      25              9            9
                                                      ----         ------         ----
                                                       231             86           82
                                                      ----         ------         ----
            Total income tax provision............    $806         $1,528         $648
                                                      ====         ======         ====


     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company's gross deferred tax assets and liabilities were comprised of the following:
                                                             APRIL 1,     DECEMBER 31,
                                                               1995           1995
                                                             --------     ------------
            Gross deferred tax assets:
              Currently non-deductible liabilities and
                 reserves..................................    $541           $469
                                                               ====           ====
            Gross deferred tax liabilities:
              Depreciation.................................    $246           $284
                                                               ====           ====


     At December 31, 1995, the Company had foreign net operating loss carryforwards of approximately $100 which do not expire. A full valuation allowance has been recorded with respect to the foreign net operating loss carryforwards, as management believes that it is more likely than not that such net operating loss carryforwards will not be realized.

                       TRANSACT TECHNOLOGIES INCORPORATED

                             (dollars in thousands)

     Differences between the U.S. statutory federal income tax rate and the
Company's effective income tax rate are analyzed below:
                                                                                  NINE MONTHS
                                                             YEAR ENDED              ENDED
                                                        ---------------------     ------------
                                                        APRIL 2,     APRIL 1,     DECEMBER 31,
                                                          1994         1995           1995
                                                        --------     --------     ------------
        Federal statutory tax rate....................    34.0%        34.0%          34.0%
          State income taxes, net of federal income
             taxes....................................     4.4          4.2            4.4
          Non-deductible purchase accounting
             adjustments..............................     3.3          1.6            2.8
          Other.......................................     0.7          0.1            0.2
                                                          ----         ----           ----
        Effective tax rate............................    42.4%        39.9%          41.4%
                                                          ====         ====           ====

10. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amount of trade accounts receivable, other current assets, trade accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. The carrying value of marketable securities available for sale is equal to fair value, as discussed in Note 2.

11. NEW ACCOUNTING PRONOUNCEMENTS:

     The Financial Accounting Standards Board (the "FASB") issued Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121) in March 1995. FAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The entity must estimate the future cash flows expected to result from the use of the asset and its eventual disposition, and recognize an impairment loss for any difference between the fair value of the asset and the carrying amount of the asset. FAS 121 must be adopted for the year beginning after December 15, 1995. The effect, if any, on the Company's financial position or results of operations from adoption of FAS 121 is not expected to be material.

     The FASB issued Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," in October 1995 effective for years beginning after December 15, 1995. Under provisions of this accounting standard, the Company is not required to change its method of accounting for stock-based compensation. Management expects to retain its current method of accounting.

12. SIGNIFICANT TRANSACTIONS:

     In December 1995, the operations of Magnetec and Ithaca were combined under unified management. In connection with this combination, the Company recorded a provision for restructuring costs of $300, which covers the costs associated with combining operations under unified management and is primarily comprised of severance costs.


     In fiscal 1994, the Company sold its solenoid product line. Proceeds from the sale were cash and shares of common stock of the purchaser ("marketable securities"). In the same period, the Company recognized a gain of $175 on the sale of the product line. During fiscal 1995, the Company recognized an additional gain of $115 as the result of a contingent payment received from the purchaser. In addition, during the six months ended June 29, 1996, the Company sold the remainder of the marketable securities and recognized a gain of $285. These gains are included in other income in the applicable period.

                       TRANSACT TECHNOLOGIES INCORPORATED

                             (dollars in thousands)

13. INTERNATIONAL OPERATIONS:


     The Company has foreign operations primarily from Ithaca Peripherals Ltd., a wholly-owned subsidiary, which had sales of $355, $332 and $163 in fiscal 1995, in the nine months ended December 31, 1995 and in the six months ended June 29, 1996 (unaudited), respectively. The Company had export sales from its United States operations of approximately $3,342 in fiscal 1995, $1,543 in the nine months ended December 31, 1995, and $1,061 in the six months ended June 29, 1996 (unaudited). Such sales were primarily to Canada and were not material in prior years.



14. SUBSEQUENT EVENTS (UNAUDITED):



     On June 26, 1996, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to effect an initial public offering of up to 1,322,500 shares of the Company's stock. Also, on June 24, 1996, the Company entered into a Plan of Reorganization which provides for the following:



     Incorporation of the Company. TransAct Technologies Incorporated was incorporated on June 17, 1996. The Company has authorized 25,000,000 shares of capital stock, including 20,000,000 shares of $.01 par Common Stock and 5,000,000 shares of $.01 par preferred stock. Concurrently, the Company issued 5,400,000 shares to Tridex in exchange for all the outstanding shares of Magnetec.



     Merger. On July 29, 1996, Ithaca merged with and into Magnetec.



     Corporate Services Agreement. On July 31, 1996, the Company entered into a Corporate Services Agreement with Tridex. Under the terms of this agreement, Tridex agrees to provide the Company with certain services, including certain employee benefit administration, human resource and related services, administrative services, risk management, regulatory compliance, preparation of tax returns and certain financial and other services. Such services will be provided and reimbursed at actual cost. Certain services will no longer be provided after March 31, 1997. The agreement expires December 31, 1997.



     Tax Sharing Agreement. On July 31, 1996, the Company entered into a Tax Sharing Agreement with Tridex. The agreement provides for the treatment of certain tax attributes of the Company including, the method of allocating tax obligations, treatment of tax carryforwards and the computation of income tax provisions for the Company between the date of the Offering and the Distribution.



     Stock Plans. The Company has adopted a Stock Plan as of July 30, 1996 which provides for the grant of awards to officers and other key employees of the Company. The Company has also adopted a Directors' Stock Plan which provides for non-discretionary awards to non-employee directors. The plans provide for awards in the form of (i) incentive stock options, (ii) non-qualified stock options,
(iii) shares of restricted stock, (iv) restricted units, (v) stock appreciation rights or (vi) limited stock appreciation rights. Options granted are at prices equal to 100% of the fair market value of the Common Stock at the date of grant. Options shall have a ten-year term and will vest over a five-year period, unless automatically accelerated. The Company has reserved 600,000 shares of Common Stock for issuance under the Stock Plan and 60,000 shares of Common Stock for issuance under the Directors' Plan. The Company has granted, effective upon the Offering, options to purchase 309,300 shares of Common Stock under the Stock Plan, options to purchase 30,000 shares of Common Stock under the Directors' Plan and, effective immediately after the Distribution, 44,800 restricted shares of Common Stock under the Stock Plan.

===============================================================================

  NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE THEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO SO DO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         -----
Prospectus Summary....................      3
Risk Factors..........................      6
The Company...........................     12
Use of Proceeds.......................     13
Dividend Policy.......................     13
Dilution..............................     14
Capitalization........................     15
Selected Financial Data...............     16
Unaudited Pro Forma Financial Data....     17
Management's Discussion and Analysis
  of the Results of Operations and
  Financial Condition.................     20
Business..............................     24
Management............................     32
Tridex as Principal Stockholder.......     36
Relationship Between the Company and
  Tridex..............................     41
Description of Capital Stock..........     43
Shares Eligible for Future Sale.......     45
Underwriting..........................     46
Legal Matters.........................     47
Experts...............................     47
Available Information.................     47
Index to Combined Financial
  Statement...........................     48


  UNTIL             (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

===============================================================================
===============================================================================

                                1,150,000 SHARES



                                   TRANSACT
                           T E C H N O L O G I E S
                           I N C O R P O R A T E D


                                  COMMON STOCK

                              ------------------
                                  PROSPECTUS
                              ------------------

                                CRUTTENDEN ROTH
                                 INCORPORATED

                                        , 1996

================================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimated, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

        Securities and Exchange Commission Registration Fee..............  $    5,020
        NASD Filing Fee..................................................       1,955
        Nasdaq National Market Listing Fee...............................      34,000
        Blue Sky Fees and Expenses (includes fees and expenses of
          counsel).......................................................      10,000
        Representative's Non-accountable Expense Allowance...............     240,000
        Transfer Agent and Registrar Fees................................      10,000
        Financial Advisory Fee...........................................     300,000
        Accounting Fees and Expenses.....................................     195,000
        Legal Fees and Expenses..........................................     150,000
        Printing, Engraving and Delivery Expenses........................      80,000
        Miscellaneous....................................................      14,025
                                                                           ----------
          Total..........................................................  $1,040,000
                                                                           ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The Company issued 100 shares of Common Stock to Tridex on June 25, 1996 in connection with the organization of the Company in reliance on Section 4(2) of the Securities Act. On July 29, 1996, after the merger of Ithaca into Magnetec, the Company issued 5,399,900 shares of Common Stock to Tridex in exchange for all of the outstanding Common Stock of Ithaca.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits.

     Each of the exhibits listed below, other than those indicated as being filed herewith, was filed with the initial filing of the Registration Statement on June 26, 1996.

EXHIBIT
NUMBER       DESCRIPTION
- ------       -----------
  1.1        Form of Underwriting Agreement by and among Tridex, the Company and Cruttenden
             Roth Incorporated.
  1.2        Form of Warrant Agreement by and between the Company and Cruttenden Roth
             Incorporated.
  3.1        Certificate of Incorporation of the Company, filed with the Secretary of the
             State of Delaware on June 17, 1996.
  3.2        By-laws of the Company.

EXHIBIT
NUMBER       DESCRIPTION
- ------       -----------
  4.1        Specimen Common Stock Certificate (filed herewith).
  4.2        See Exhibits 3.1 and 3.2 for provisions in the Certificate of Incorporation and
             By-laws of the Company defining the rights of the holders of Common Stock.
  5.1        Opinion of Hinckley, Allen & Snyder, counsel to the Company, dated July 31,
             1996, regarding the legality of the Common Stock (filed herewith).
 10.2        Plan of Reorganization by and among Tridex, the Company, Magnetec and Ithaca, dated as of June 24, 1996.
 10.3        Form of Corporate Services Agreement by and between Tridex and the Company.
 10.4        Form of Tax Sharing Agreement by and between Tridex and the Company.
 10.5        Printer Supply Agreement, dated July 30, 1996, by and between the Company and
             Ultimate (filed herewith).
 10.6        Agreement and Plan of Merger of Ithaca Peripherals Incorporated with and into
             Magnetec Corporation, dated July 16, 1996, filed with the Secretaries of the
             States of Delaware and Connecticut (filed herewith).
 10.7        Form of 1996 Stock Plan.
 10.8        Form of Non-Employee Directors' Stock Plan.
 10.9        Sales and Marketing Agreement by and between the Company and Oki Europe Limited, dated May 9, 1996. (Pursuant to Rule 477 under the Securities Act, the Company has requested confidential treatment of portions of this exhibit deleted from the copy filed herewith.)
 10.10       OEM Manufacturing Agreement by and between GTECH and Magnetec, commencing
             September 7, 1994. (Pursuant to Rule 477 under the Securities Act, the Company has requested confidential treatment of portions of this exhibit deleted from the copy filed herewith.)
 10.11       OEM Purchase Agreement by and between OKIDATA and Tridex, dated January 24,
             1990. (Pursuant to Rule 477 under the Securities Act, the Company has requested confidential treatment of portions of this exhibit deleted from the copy filed herewith.)
 10.12       Strategic Agreement by and between OKIDATA and Tridex, dated May 9, 1996.
             (Pursuant to Rule 477 under the Securities Act, the Company has requested confidential treatment of portions of this exhibit deleted from the copy filed herewith.)
 10.13       Lease Agreement by and between Pyramid Construction Company and Magnetec, dated
             August 1, 1994.
 10.14       Lease Agreement by and between Bomax Properties and Ithaca, dated as of March
             23, 1992.
 10.15       First Amendment to Lease Agreement by and between Bomax Properties and Ithaca, dated as of October 18, 1993.
 10.16       Amended and Restated Credit Agreement, dated as of December 15, 1995, by and among Tridex, Ithaca, Magnetec, Ultimate, Cash Bases Incorporated, and Fleet
             Bank, National Association.
 10.17       Amendment No. 1 to Amended and Restated Credit Agreement, dated as of March 15,
             1996, by and among Tridex, Ithaca, Magnetec, Ultimate, Cash Bases Incorporated,
             and Fleet Bank, National Association.
 10.18       Asset Transfer Agreement, dated July 31, 1996, between Tridex and the Company regarding the Ribbon Business (filed herewith).
 10.19       Form of Manufacturing Support Service Agreement between Tridex and the Company regarding the Ribbon Business.

EXHIBIT
NUMBER       DESCRIPTION
- ------       -----------
 10.20       Employment Agreement, dated July 31, 1996, by and between the Company and Bart
             C. Shuldman (filed herewith).
 10.21       Employment Agreement, dated July 31, 1996, by and between the Company and
             Richard L. Cote (filed herewith).
 10.22       Form of Severance Agreements by and between the Company and each of Lucy H.
             Staley, John Cygielnik and Michael S. Kumpf (filed herewith).
 21.1        Subsidiaries of the Company.
 23.1        Consent of Independent Accountant (filed herewith).
 23.2        Consent of Hinckley, Allen & Snyder (included in the opinion filed as Exhibit
             5.1).
 24.1        Powers of Attorney (contained on page II-4).
 27.1        Financial Data Schedule (filed herewith).


     b. Financial Statement Schedules.

     All schedules have been omitted because the information is not required or is not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona find offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Wallingford,
State of Connecticut, on August   , 1996.


                                          Transact Technologies Incorporated

                                          By: /s/BART C. SHULDMAN
                                             -------------------------------
                                             Chief Executive Officer
                                             and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                 TITLE                      DATE
                ---------                                 -----                      ----
      /s/  Bart C. Shuldman                    President, Chief Executive        August   , 1996
- ------------------------------------------  Officer, and Director (Principal
           Bart C. Shuldman                        Executive Officer)

     /s/  Richard L.  Cote                    Executive Vice President, Chief    August   , 1996
- ------------------------------------------     Financial Officer and Director
          Richard L. Cote                    (Principal Financial Officer and)
                                                Principal Accounting Officer

                      *                           Chairman of the Board          August   , 1996
- ------------------------------------------
            Thomas R. Schwarz

                      *                                 Director                 August   , 1996
- ------------------------------------------
             Graham Y. Tanaka

                      *                                 Director                 August   , 1996
- ------------------------------------------
             Charles A. Dill

*By: /s/  Bart C. Shuldman
- ------------------------------------------
          Bart C. Shuldman
          Attorney-in-Fact